







DYCOM®

THE PEOPLE
CONNECTING
AMERICA®





PROXY STATEMENT
2026





300 Banyan Blvd., Suite 1101
West Palm Beach, Florida 33401

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

Logistics


Date and Time
Thursday, May 28, 2026 11:00 a.m., Eastern Time


Place
The Annual Meeting can be attended via a virtual meeting portal. You may attend the meeting and vote by visiting *www.virtualshareholdermeeting.com/DY2026*.


Record Date
The Board of Directors has fixed the close of business on Wednesday, April 1, 2026 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

Voting Items

Elect the four directors named in the Proxy Statement;

Approve, by non-binding advisory vote, executive compensation;

Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2027;

Transact such other business as may properly be brought before the Annual Meeting, and any adjournments or postponements of the Annual Meeting.

YOUR VOTE IS IMPORTANT

Our shareholders are invited to attend the Annual Meeting, vote and submit questions via live webcast by visiting *www.virtualshareholdermeeting.com/DY2026*. Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. We urge you to promptly vote and submit your proxy via the internet, by phone, or, if you received a paper copy of the proxy card by mail, by returning the proxy card in the envelope provided. Instructions for each type of voting are included in the Notice Regarding the Availability of Proxy Materials that you received and in this Proxy Statement. Voting via the internet, by phone or by mailing a proxy card will not limit your right to vote your shares electronically during the Annual Meeting. We have designed the virtual meeting to ensure that our shareholders are given the same rights and opportunities to actively participate in the Annual Meeting as they would be at an in-person meeting, using online tools to facilitate access and participation.

By Order of the Board of Directors,



Ryan F. Urness
Senior Vice President, General Counsel and Secretary
April 16, 2026

Advance Voting Methods


By Internet
www.proxyvote.com


By Phone
1-800-690-6903


By Mail
Complete and return the proxy card or voting information card.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, MAY 28, 2026

The Notice, Proxy Statement and 2026 Annual Report to Shareholders are available on the internet at *www.proxyvote.com*.

TABLE OF
CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	**1**
PROXY STATEMENT SUMMARY	**3**
Director Nominees	3
PROPOSAL 1 ELECTION OF DIRECTORS	**4**
Nominees for Election at this Meeting	5
Directors Whose Terms Expire at the 2027 Annual Meeting	7
Directors Whose Terms Expire at the 2028 Annual Meeting	8
CORPORATE GOVERNANCE HIGHLIGHTS	**10**
MISSION & VALUES	**12**
Dycom Mission & Values	12
BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION	**13**
Board Leadership Structure	13
Committees of the Board	14
Selection of Directors	19
Board Role in Risk Oversight	20
Board Practices, Policies and Processes	21
Certain Relationships and Related Transactions	25
DIRECTOR COMPENSATION	**26**
Compensation of Non-Employee Directors	26
Director Compensation Table	27
PROPOSAL 2 ADVISORY VOTE ON EXECUTIVE COMPENSATION	**29**
2025 Say-on-Pay Advisory Vote Results	29
COMPENSATION HIGHLIGHTS FOR FISCAL YEAR 2026	**30**

EXECUTIVE COMPENSATION	**32**
Compensation Discussion and Analysis	32
Compensation Committee Report	48
Summary Compensation Table	49
Grant of Plan-Based Awards Table	50
Outstanding Equity Awards Table	51
Option Exercises and Stock Vested Table	53
CEO Pay Ratio	54
2026 Pay Versus Performance Table and Supporting Narrative	55
Potential Payments Upon Termination of Employment or Change of Control	58
Employment and Separation Agreements	60
PROPOSAL 3 RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITOR	**63**
General	63
Principal Accounting Firm Fees	63
Audit Committee Pre-Approval of Audit and Non-Audit Services	63
AUDIT COMMITTEE REPORT	**64**
EQUITY COMPENSATION PLAN INFORMATION	**65**
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	**66**
GENERAL INFORMATION	**68**
Questions and Answers About the 2026 Annual Meeting and Voting	68
Additional Information	71

PROXY STATEMENT SUMMARY

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Dycom Industries, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on Thursday, May 28, 2026, via a virtual meeting, at 11:00 a.m. Eastern Time, or at any adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement and the accompanying proxy card are being distributed or otherwise furnished to shareholders on or about April 16, 2026.

This summary highlights certain information contained in this Proxy Statement. As it is only a summary, please review the entire Proxy Statement before voting.

2026 Annual Meeting of Shareholders

 **Time and Date:**
Thursday, May 28, 2026, at 11:00 a.m. Eastern Time.

 **Location:**
The Annual Meeting can be attended via a virtual meeting portal. You may attend the Annual Meeting and vote by visiting *www.virtualshareholdermeeting.com/DY2026*. If you plan to attend the Annual Meeting, please follow the voting and registration instructions as outlined in this Proxy Statement.

 **Record Date:**
Shareholders of record as of the close of business on April 1, 2026 are entitled to vote.

 **Voting:**
Each outstanding share of common stock is entitled to one vote. You may vote by telephone, internet, mail, or by virtually attending the Annual Meeting. Please see "How Do I Vote?" on page 69.

 **Attendance:**
To attend the Annual Meeting, please follow the instructions contained in "Who may attend the Annual Meeting?" on page 68.

Annual Meeting Agenda and Voting Recommendations

Proposal		Board's Voting Recommendation	Vote Required For Approval	Page References (for more detail)
PROPOSAL 1	Election of Director Nominees	FOR EACH NOMINEE	Majority of Votes Cast	4
PROPOSAL 2	Advisory Vote to Approve Executive Compensation	FOR	Majority of Votes Cast	29
PROPOSAL 3	Appointment of the Independent Auditor	FOR	Majority of Votes Cast	63

DIRECTOR NOMINEES

The Board of Directors has nominated four directors for election to the Board. The following table provides summary information about each nominee.

Name	Age	Director Since	Committee Memberships
Philip R. Gallagher	65	2025	
Stephen O. LeClair	57	2025	
Peter T. Pruitt, Jr	69	2018	Audit (Chair), Finance
Raejeanne Skillern	55	2026	

Election of Directors

 The Board of Directors recommends that shareholders vote **FOR** the election of Philip R. Gallagher, Stephen O. LeClair, Peter T. Pruitt, Jr., and Raejeanne Skillern as directors.

The Restated Articles of Incorporation (the "Articles of Incorporation") of the Company provide that the Board of Directors (the "Board") shall be divided into three classes, with each class serving a staggered three-year term and with each class having as equal a number of directors as possible.

Our Board currently consists of eleven members. Four director nominees have been nominated for election at the Annual Meeting. The nominees are Philip R. Gallagher, Stephen O. LeClair, Peter T. Pruitt, Jr. and Raejeanne Skillern. Each nominee was selected by the Corporate Governance Committee and approved by the Board for submission to shareholders of the Company. Each of Mr. Gallagher, Mr. LeClair, Mr. Pruitt and Ms. Skillern is currently serving a term that expires at the Annual Meeting and each of Mr. Gallagher, Mr. LeClair and Mr. Pruitt has been nominated for a term expiring at the Company's 2029 annual meeting. Ms. Skillern has been nominated for a term expiring at the Company's 2027 annual meeting. Mr. Gallagher was appointed to the Board on October 7, 2025, Mr. LeClair was appointed to the Board on November 7, 2025 and Ms. Skillern was appointed to the Board on March 24, 2026. Mr. Luis Avila-Marco, who has served on the Board since 2023, and is serving a term that expires at the 2026 Annual Meeting, notified the Board on December 18, 2025 that he had decided not to stand for reelection at the 2026 Annual Meeting and will retire from the Board, effective at the conclusion of the 2026 Annual Meeting. Ms. Laurie J. Thomsen, who has served on the Board since 2015, will also not stand for election at the 2026 Annual Meeting and will retire from the Board effective at the conclusion of the 2026 Annual Meeting, in accordance with the Company's Board Tenure and Mandatory Retirement policy, as further described on page 25. As a result of their retirements, the Board will be reduced to nine members following the 2026 Annual Meeting.

Each nominee has consented to serve if elected to the Board. If any director nominee becomes unable to accept their nomination or election, which is not anticipated, the persons named as proxies will vote for the election of such other person as the Board may recommend. Proxies cannot be voted for a greater number of persons than the number of nominees named above.

Below is the biography of each of the nominees for election as a director of the Company and of those directors of the Company continuing in office together with a description of experiences, qualifications, attributes and skills that led our Board to conclude that he or she should serve as a director of the Company.

NOMINEES FOR ELECTION AT THIS MEETING

Philip R. Gallagher

INDEPENDENT

DIRECTOR SINCE **2025**

TERM EXPIRES **2026**

AGE **65**

OTHER PUBLIC DIRECTORSHIPS:

Avnet, Inc.

EXPERIENCE

Mr. Gallagher currently serves as the Chief Executive Officer of Avnet, Inc., providing global distribution of electronic components for use in industrial, telecommunications, aerospace and defense and automotive industries. Mr. Gallagher has served as Avnet's Chief Executive Officer since November 2020, and as President, Electronic Components, since August 2018. He previously served as Avnet's Interim Chief Executive Officer from July 2020 until November 2020 and as the Global President, Core Distribution Business from May 2017 to August 2018. He began his career with the Company in 1982 and held executive leadership positions in sales, marketing, and operations during his 38 years at the Company, with his last role as Global President of Technology Solutions from 2009 to 2014. He also served as President, Americas Sales and Marketing, at TTI, a leading authorized distributor of interconnect, passive, electromechanical and discrete components, from 2016 to 2017. He rejoined Avnet in May 2017. During his tenure at Avnet, Mr. Gallagher has overseen its corporate strategy and growth opportunities, including mergers and acquisitions, business development and venture investments.

SKILLS AND EXPERTISE

Mr. Gallagher has significant executive-level experience in the telecommunications industry, including experience in business leadership, operations and strategy, and technical experience. This experience allows Mr. Gallagher to bring to the Board significant knowledge of corporate strategy, business development and mergers and acquisitions, as well as substantial operational knowledge of the industry.

Stephen O. LeClair

INDEPENDENT

DIRECTOR SINCE **2025**

TERM EXPIRES **2026**

AGE **57**

OTHER PUBLIC DIRECTORSHIPS:

AAON, Inc.

EXPERIENCE

Mr. LeClair previously served as the Executive Chair and Chair of the Board of Core & Main, Inc., a leading specialty distributor with a focus on water, wastewater, storm drainage and fire protection products, and related services. Mr. LeClair served as the Chair of the Board of Core & Main beginning in 2024 and then as the Executive Chair of Core & Main from 2025 until April 1, 2026. Prior to that, Mr. LeClair served as Core & Main's Chief Executive Officer from August 2017 to March 2025. He also served as president of HD Supply Waterworks ("HD Supply") and as president of HD Supply Lumber and Building Materials until its divestiture to ProBuild Holdings in 2008. Mr. LeClair joined HD Supply in 2005 as senior director of operations and served as HD Supply's Chief Operating Officer from 2008 to 2011 and as its President from 2011 to 2017. Prior to that, he was senior vice president of General Electric (GE) Equipment Services. He held progressively responsible roles at GE Appliances and Power Generation in distribution, manufacturing and sales.

SKILLS AND EXPERTISE

Mr. LeClair has extensive general business management and senior leadership experience, as well as particular in-depth knowledge and expertise in operations, enterprise transformation, organization and strategy. This experience and knowledge allows Mr. LeClair to bring to the Board significant expertise in strategic, financial and operational-related issues.

Peter T. Pruitt, Jr.

INDEPENDENT

DIRECTOR SINCE 2018

TERM EXPIRES 2026

AGE 69

DYCOM COMMITTEES:
- **Audit (Chair)**
- **Finance**

EXPERIENCE

Mr. Pruitt, a Certified Public Accountant, retired as a Senior Partner of Deloitte & Touche LLP in 2019 where he had been an auditor with Deloitte for 41 years. During his career at Deloitte, Mr. Pruitt served in multiple firm-level leadership roles, including as Deloitte's Office Managing Partner for Florida and Puerto Rico.

SKILLS AND EXPERTISE

Mr. Pruitt has extensive audit and financial accounting expertise along with significant executive leadership experience. This wide-ranging experience allows Mr. Pruitt to bring to the Board a deep knowledge of accounting, risk management and financial reporting procedures.

Raejeanne Skillern

INDEPENDENT

DIRECTOR SINCE 2026

TERM EXPIRES 2026

AGE 55

OTHER PUBLIC DIRECTORSHIPS:

Jabil, Inc.

EXPERIENCE

Ms. Skillern served as the Vice President and Chief Marketing Officer at Amazon Web Services (AWS), an industry-leading provider of cloud-based products including computing infrastructure, storage, databases, analytics, networking, enterprise applications and related services from 2023 until her retirement in 2025. Prior to that, Ms. Skillern served as the President of Communications, Enterprise & Cloud Divisions of Flex, Ltd. from 2019 to 2023, where she oversaw the delivery of design and manufacturing solutions, integration services, and global deployment models for leading cloud, datacenter, and communications solutions providers. From 2014 to 2019, Ms. Skillern was Vice President and General Manager, Cloud Platform Group at Intel Corporation. Ms. Skillern was appointed to the Board of Jabil, Inc. in January 2026 and is a member of their Audit Committee. She also served on the Board of Lattice Semiconductor from 2022 until May 2024.

SKILLS AND EXPERTISE

Ms. Skillern has extensive technology experience, including hyperscale cloud, data center infrastructure, communications and artificial intelligence. She has also held multiple senior leadership roles and has in-depth knowledge and expertise regarding marketing strategy, technology trends, strategic execution, manufacturing and large-scale business transformation. This experience and knowledge allows Ms. Skillern to bring to the Board significant expertise in technology, strategic and IT-related issues.

DIRECTORS WHOSE TERMS EXPIRE AT THE 2027 ANNUAL MEETING

Jennifer M. Fritzsche

INDEPENDENT

DIRECTOR SINCE 2020

TERM EXPIRES 2027

AGE 55

DYCOM COMMITTEES:

- **Compensation (Chair)**
- **Corporate Governance**

EXPERIENCE

Ms. Fritzsche is currently a Managing Director at Mizuho Greenhill and previously served as the Chief Financial Officer and a director of Canopy Spectrum, LLC until April 2021. Ms. Fritzsche has been a Senior Industry and Innovation Fellow at Georgetown University's McDonough School of Business since October 2019. She formerly served as a managing director and Senior Equity Analyst at Wells Fargo Securities (and its predecessor firms) from 1995 to 2020. During her career at Wells Fargo, Ms. Fritzsche served in multiple leadership and management roles, including as a Vice President and subsequently as a Managing Director of the Equity Research Group covering the telecommunications/cable services and communications infrastructure industries. Ms. Fritzsche previously served as a member of the Board of Directors of Wireless Telecom Group, Inc. from 2020 to 2023.

SKILLS AND EXPERTISE

Ms. Fritzsche has held senior level positions as an institutional equity analyst focused on the telecommunications/cable services and communications infrastructure industries and markets. This experience allows Ms. Fritzsche to bring to the Board substantial knowledge of capital markets, mergers and acquisitions and corporate finance related to our business, industry and competitors.

Carmen M. Sabater

INDEPENDENT

DIRECTOR SINCE 2022

TERM EXPIRES 2027

AGE 61

DYCOM COMMITTEES:

- **Compensation**
- **Finance**

EXPERIENCE

Ms. Sabater, a Certified Public Accountant, is currently the Chief Financial Officer of Quirch Foods Parent, LLC, a national food distribution company with a portfolio of owned brands. She has served in that role since February 2002. Prior to that, Ms. Sabater was the Controller of MasTec, Inc. from 1994 to 1999 and was then appointed as its Chief Financial Officer, serving in that role until January 2002. Ms. Sabater was previously at Deloitte & Touche, LLP, as an auditor and then as a Senior Manager from 1985 to 1994. She also currently serves on the Board of the United Way of Miami and is the Finance Committee Chair and Vice Chair for the Board of the Public Health Trust for Jackson Health System in Miami Dade, Florida. Ms. Sabater is also a member of the Board of Trustees and Chair of the Finance Committee for the Carrollton School of Sacred Heart in Miami Dade, Florida.

SKILLS AND EXPERTISE

Ms. Sabater has extensive audit, accounting and financial expertise along with executive leadership experience. Her prior public company and telecommunications infrastructure experience allows Ms. Sabater to bring to the Board a significant knowledge of accounting, risk management, integration strategy, information technology and financial reporting procedures.

DIRECTORS WHOSE TERMS EXPIRE AT THE 2028 ANNUAL MEETING

Eitan Gertel

INDEPENDENT

DIRECTOR SINCE 2016

TERM EXPIRES 2028

AGE 64

DYCOM COMMITTEES:

- **Audit**
- **Compensation**
- **Corporate Governance**

EXPERIENCE

Mr. Gertel served as the Chief Executive Officer and a director of Finisar Corporation from 2008 to 2015 following the completion of the merger between Finisar and Optium Corporation. Prior to that, Mr. Gertel served as Chief Executive Officer and Chairman of the Board of Optium from 2004 to 2008 and as the President and a director of Optium from 2001 to 2004. From 1995 to 2001, Mr. Gertel served as Corporate Vice President and General Manager of the former transmission systems division of JDS Uniphase Corporation, a provider of broadband test and management solutions and optical products.

Mr. Gertel currently serves as the Executive Chairman of the Board of Opsys Technologies, a privately held company, which he joined in 2016.

SKILLS AND EXPERTISE

Mr. Gertel has significant executive-level experience in the telecommunications industry, including experience in business leadership, operations and strategy, and technical experience. This experience allows Mr. Gertel to bring to the Board significant knowledge of corporate strategy, corporate finance, and mergers and acquisitions, as well as substantial operational knowledge of the industry.

Richard K. Sykes

INDEPENDENT CHAIRMAN OF THE BOARD

DIRECTOR SINCE 2018

TERM EXPIRES 2028

AGE 66

BOARD CHAIR

DYCOM COMMITTEES:

- **Corporate Governance (Chair)**

EXPERIENCE

Mr. Sykes is a former Senior Partner of McKinsey & Company, Inc. Mr. Sykes was a Management Consultant with McKinsey from February 1996 to his retirement in August 2017. During this period, Mr. Sykes served clients in the industrial, consumer and healthcare industries focusing on issues of enterprise transformation, strategy, operations and organization. During his career at McKinsey, Mr. Sykes served in multiple firm-level leadership roles, including as Managing Partner of McKinsey's Midwest Office, and as a member of McKinsey's diversity and inclusion program. From 1990 to 1995, Mr. Sykes was a Vice President and Partner at A.T. Kearney, a global management consulting firm. Prior to that, he held engineering and management roles in the manufacturing businesses of Eli Lilly and Company.

SKILLS AND EXPERTISE

Mr. Sykes has extensive general business management and leadership experience, as well as particular in-depth knowledge and expertise in operations, enterprise transformation, organization and strategy. This experience and knowledge allows Mr. Sykes to bring to the Board significant expertise in strategic, financial and capital-related issues.

Daniel S. Peyovich

NON-INDEPENDENT

DIRECTOR SINCE **2024**

TERM EXPIRES **2028**

AGE **51**

EXPERIENCE

Mr. Peyovich has been the Company's President and Chief Executive Officer since November 30, 2024. Prior to that, Mr. Peyovich served as the Company's President from October 2024 to November 2024, its President and Chief Operating Officer from June 2024 to October 2024, and as the Company's Executive Vice President and Chief Operating Officer from May 2021 to June 2024. Upon joining the Company in January 2021 until May 2021, he was the Company's Executive Vice President of Operations. Prior to joining the Company, Mr. Peyovich spent 21 years in various leadership and management roles at Balfour Beatty Construction, a leading international infrastructure group engaged in the development, building and maintenance of complex infrastructure, such as transportation, power and utility systems and commercial buildings. Mr. Peyovich served as the President of the Northwest Division of Balfour Beatty from 2014 to 2021 and as its President of the Washington State Division from 2012 to 2014.

SKILLS AND EXPERTISE

Mr. Peyovich's service as the Company's Chief Executive Officer and his prior leadership roles at the Company, including serving as President and Chief Operating Officer, brings to the Board a deep insight into the Company's people, operations, values and culture, as well as an extensive knowledge of the regulatory landscape, customer perspectives and complex issues facing the Company and the Company's industry.

CORPORATE GOVERNANCE
HIGHLIGHTS

Dycom is committed to maintaining the highest standards of corporate governance. Strong corporate governance practices help achieve performance goals and sustain the trust and confidence of investors, employees and customers. Our corporate governance practices are described in more detail below under the section entitled "Board of Directors and Corporate Governance Information" beginning on page 13 of this Proxy Statement.

Key Board Governance Practices

Key Board Governance Practices

- ✔ Independent Chairman of the Board
- ✔ Independence of ten of eleven directors (with only our CEO being non-independent)
- ✔ All Board committees are composed exclusively of independent directors
- ✔ Majority voting for directors in uncontested elections
- ✔ Executive session meetings for independent directors
- ✔ Risk oversight by full Board and committees, including full Board review of comprehensive management report on enterprise-wide assessment of risks
- ✔ Board Continuing Education Program
- ✔ Annual Review of Committee Assignments
- ✔ Clawback Policy and Supplemental Clawback Policy applicable to all current and former executive officers of the Company; Supplemental Clawback Policy covers all time-vesting and cash awards
- ✔ Robust director nomination process

- ✔ Board takes active role in succession planning for senior management roles
- ✔ Comprehensive annual evaluations and self-assessments of our Board, its committees, and our Chairman and Chief Executive Officer
- ✔ Compensation program for non-employee directors aligns the interests of directors with those of the Company's shareholders through a mix of cash and equity-based compensation
- ✔ Board review of Company business strategy
- ✔ Mandatory retirement age for directors at age 75
- ✔ Limits on service on other boards and Audit Committees
- ✔ Director term limits to ensure board refreshment
- ✔ Board oversight of cybersecurity risks, human capital matters and environmental, social and governance related issues

2026 Board Composition

Board Independence
Independent Board Chairman



1 Non-Independent Director
10 Independent Directors

Board Tenure
Mandatory Retirement Age and Term Limits



6 0-5 Years
5 6-10 Years

7 New Directors Since 2020

DYCOM

2026 Board Leadership Skills

As a group, our Board and the Director nominees possess a broad range of experience and skills, including:



Executive Leadership
100%

Corporate Governance
91%

Financial Expertise
55%

Infrastructure Industry Experience
73%

Strategy Development/M&A Experience
73%

Technology and Information Security Experience
60%

Human Capital Management & Safety
55%

Other Public Company Board Experience
64%

MISSION & VALUES

Dycom Mission & Values

Vision	Mission
To connect America.	To serve customers skillfully. To deliver results with discipline. To be accountable in all we do.

Values


People
Our people are at the heart of everything we do. They are our most important resource. Every day, we strive to create and maintain a healthy environment in which they can grow their skills, work collaboratively, and deliver high quality services to our customers.


Safety
An instinctually safe culture is our goal, ensuring our teams, and everyone who comes in contact with our work, gets home safely each day.


Integrity
We hold ourselves accountable to one another and treat others with respect. We are honest, forthright, and ethical in the work we perform and deliver every day.


Innovation
We continually challenge ourselves to improve our performance and solve problems, driving innovation, informed but unconstrained by our past experiences.


Customer Focus
Customers are at the forefront of everything we do. By understanding their needs and exceeding their expectations, we strive to be valued partners, delivering the high quality our customers require and building enduring relationships.


Sustainability
We manage all aspects of our business with accountability, understanding the economic, environmental, and social impacts our operations create for our people, stakeholders and the communities in which we work.

BOARD OF DIRECTORS AND
CORPORATE GOVERNANCE INFORMATION

BOARD LEADERSHIP STRUCTURE

Independent Chairman of the Board

The Board, in its determination of its leadership structure, seeks to ensure the Board has strong independent leadership balanced by the need for the Board to have accountability and extensive knowledge and experience of the Company's business operations, strategy, industry and risk profile. The Company's Corporate Governance Guidelines provides the Board with the flexibility to determine the board leadership structure that is in the best interests of the Company and its stockholders, and the Board regularly evaluates its leadership structure, taking into consideration the Company's needs, risks and opportunities.

At this time, the Board believes that separating the roles of Chairman of the Board ("Chairman") and Chief Executive Officer, and appointing an independent and non-executive Chairman, is currently in the best interests of the Company and stockholders. The Board believes this leadership structure allows the Chairman to lead the Board in the performance of its responsibilities, including its focus on board oversight matters and governance. At the same time, the separation of these roles enables Mr. Peyovich, as Chief Executive Officer, to focus on the management and operations of the Company's business and the development and implementation of its strategic vision.

Mr. Sykes has served as the independent Chairman since December 1, 2024. The Board determined that Mr. Sykes' prior experience as lead independent director, a role in which he served from November 2019 to November 2024, his extensive leadership experience and his deep understanding of the Company's business, people, values and strategic vision make him the appropriate director for this role. As Chairman, Mr. Sykes presides over meetings of the Board, including executive sessions without management present, approves the agenda for each Board meeting and acts as the chief administrative liaison between the independent directors and management. He also collaborates closely with Mr. Peyovich. With Mr. Sykes as Chairman, the Board does not currently have a need for an independent lead director.

Board Independence

Board independence and oversight of the senior management of the Company is enhanced by the presence of independent directors who have substantive knowledge of the Company's business. This structure provides our Board with the ability to provide oversight of the critical functions of the Company, such as the integrity of the Company's financial statements, the evaluation and compensation of executive management and the nomination of directors. In accordance with the Company's Corporate Governance Guidelines, independent directors meet without management present as needed at regularly scheduled executive sessions.

In accordance with the Company's Corporate Governance Guidelines, the Board monitors the independence of its members using standards set forth in the guidelines, which reflect the independence requirements set forth in the New York Stock Exchange Corporate Governance Listing Standards (the "NYSE Listing Standards"), Securities and Exchange Commission ("SEC") Rules and the Company's Corporate Governance Guidelines. Under these standards, the Board has determined that all members of the Board, other than Mr. Peyovich, who serves as our President and Chief Executive Officer, are independent and that such group constitutes a majority of the Board.

COMMITTEES OF THE BOARD

The Board has the authority to appoint committees to perform certain functions and currently has (i) an Audit Committee, (ii) a Compensation Committee, (iii) a Corporate Governance Committee and (iv) a Finance Committee. Each member of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Finance Committee is independent within the meaning of the NYSE Corporate Governance Listing Standards and the Company's Corporate Governance Guidelines. The Corporate Governance Committee also annually reviews the committee assignments and will periodically rotate committee members subject to the needs and expertise of the Board. The Board has also established written charters for each of its Audit Committee, Compensation Committee, Corporate Governance Committee and Finance Committee, which, together with the Company's Corporate Governance Guidelines, are available on the Company's website at *www.dycomind.com*. Copies of each may also be obtained, without charge, upon written request to the Secretary of the Company at 300 Banyan Boulevard, Suite 1101, West Palm Beach, Florida 33401.

The following table provides summary information regarding the Board and each committee.

Members	Independent	Audit	Compensation	Corporate Governance	Finance
Luis Avila-Marco[1]	✔	👤	👤		
Jennifer M. Fritzsche	✔		👤	👤	
Philip R. Gallagher	✔				
Eitan Gertel	✔	👤	👤	👤	
Stephen O. LeClair	✔				
Daniel S. Peyovich					
Peter T. Pruitt, Jr.	✔	👤			👤
Carmen M. Sabater	✔		👤		👤
Raejeanne Skillern	✔				
Richard K. Sykes*	✔			👤	
Laurie J. Thomsen[1]	✔	👤		👤	👤

👤 Chair   👤 Member   * Board Chairman

[1]   Mr. Avila-Marco and Ms. Thomsen will each retire at the conclusion of the 2026 Annual Meeting.

Audit Committee

MEMBERS:

Luis Avila-Marco
Eitan Gertel
Peter T. Pruitt, Jr.
(Chair)
Laurie J. Thomsen

**MEETINGS IN
FISCAL 2026: 6**

ROLES AND RESPONSIBILITIES

The Audit Committee has responsibility for, among other things, assisting the Board of Directors in its oversight responsibilities with respect to:

• creating and maintaining a corporate environment that supports the integrity of the financial reporting process;

• the quality and integrity of the Company's financial statements, related disclosures, and financial reporting;

• internal controls over financial reporting, including information system controls and security, and management's assessment of the adequacy and effectiveness of such controls;

• compliance with applicable legal and regulatory requirements, including establishing procedures for receipt and review of complaints and reports;

• independent auditor's qualifications, independence and performance;

• reviewing critical accounting policies and material communications with the independent auditors and management;

• engaging with the Company's Management Disclosure Committee to obtain feedback in connection with its review of financial statements, periodic reports and other public disclosures;

• reviewing the risk disclosures in the Company's periodic reports and other public disclosures and recommending mitigation actions to address any newly identified risks;

• reviewing information technology and cybersecurity matters, including strategies, risks and cybersecurity threats, identification and mitigation plans and data privacy protection;

• resolving disagreements between management and the Company's independent auditors regarding financial reporting;

• reviewing matters required to be discussed by the requirements of the Public Company Accounting Oversight Board;

• reviewing off-balance sheet transactions, if any, with management and the independent auditors;

• reviewing on a quarterly basis any material legal or regulatory matters, including any whistleblower complaints, with the Company's General Counsel;

• the performance of the Company's internal audit function and control functions;

• policies with respect to risk assessment and risk management and the mitigation, as appropriate, of such risks; and

• the fees paid to the Company's independent auditor.

The Board has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are "financially literate" as defined by the NYSE Listing Standards. The Board has determined that the Chair of the Audit Committee, Peter T. Pruitt, qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC, promulgated pursuant to the Sarbanes-Oxley Act of 2002, and has "accounting or related financial management expertise" within the meaning of the NYSE Listing Standards.

Compensation Committee

MEMBERS:

Luis Avila-Marco
Jennifer M. Fritzsche (Chair)
Eitan Gertel
Carmen M. Sabater

MEETINGS IN FISCAL 2026: 11

ROLES AND RESPONSIBILITIES

The Compensation Committee has responsibility for, among other things, assisting the Board in its oversight responsibilities with respect to:

- the Company's compensation philosophy, strategy and principles;
- total compensation packages of the Chief Executive Officer and other executive officers;
- corporate goals and metrics relevant to the compensation of the Chief Executive Officer and evaluating his performance in light of such objectives;
- the Company's equity-based and incentive compensation plans, policies and programs;
- all employment agreements, consulting, retirement and severance agreements for executive officers;
- selecting a peer group of companies to be used for purposes of determining competitive executive compensation packages;
- recommending to the Board the compensation of the non-management directors;
- administering the Company's Clawback Policy;
- reviewing the Compensation Discussion and Analysis included in this Proxy Statement;
- reviewing and recommending for approval by the Board the Company's recommendation with respect to the "Say-on-Pay" vote and the frequency of such future votes; and
- reviewing the results of the "Say-on-Pay" vote and recommending whether to make any adjustments to the Company's executive compensation policies and practices.

The Compensation Committee has directly engaged Compensation Strategies, Inc. (the "Compensation Consultant") as an independent compensation consulting firm to provide executive and director compensation consulting services to the Compensation Committee. During fiscal 2026, a representative of the Compensation Consultant attended nine out of eleven Compensation Committee meetings.

Corporate Governance Committee

MEMBERS:

Jennifer M. Fritzsche
Eitan Gertel
Richard K. Sykes
(Chair)
Laurie J. Thomsen

MEETINGS IN FISCAL 2026: 11

ROLES AND RESPONSIBILITIES

The Corporate Governance Committee has responsibility for, among other things, assisting the Board in its oversight responsibilities with respect to:

- recommending to the Board the director nominees for election at the Company's annual meeting of shareholders;
- recommending to the Board qualified individuals to fill Board member vacancies;
- recommending to the Board the appointment of officers of the Company;
- reviewing and advising the Board on its leadership structure and the roles of Chairman of the Board and Chief Executive Officer;
- reviewing periodically the number and functions of the committees of the Board and recommending to the Board the appointment of its members to serve on the committees;
- evaluating on an annual basis the performance of individual directors and the independence of outside directors;
- evaluating on an annual basis the performance of the Chief Executive Officer, including an assessment of his contribution and development of the Company's culture of ethics and compliance, and submitting its evaluation to the Compensation Committee;
- reviewing management succession and development plans;
- reviewing and making recommendations to the Board regarding proposals of shareholders that relate to corporate governance;
- reviewing and recommending to the Board changes in the Company's Articles of Incorporation and Amended and Restated By-laws;
- reviewing and assessing the adequacy of the Company's process of handling communications to and from directors;
- reviewing and assessing the adequacy of the Company's policies and practices on corporate governance, including director education and onboarding and communication of Company governance and ethics guidelines;
- reviewing matters relating to corporate responsibility and environmental, social and governance matters and human capital matters affecting the Company;
- leading the Board and each committee in conducting each body's annual performance self-evaluation;
- overseeing the annual evaluation of the Board and its committees; and
- developing and monitoring compliance with the Company's corporate governance guidelines and codes of business conduct and ethics.

Finance Committee

MEMBERS:

Peter T. Pruitt, Jr.
Carmen M. Sabater
Laurie J. Thomsen
(Chair)

MEETINGS IN
FISCAL 2026: 6

ROLES AND RESPONSIBILITIES

The Finance Committee has responsibility for, among other things, assisting the Board in its oversight responsibilities with respect to:

- assisting the Board in meeting its fiduciary responsibilities relating to financing strategy, financial policies and the financial condition of the Company;
- setting policy for short-term investments and monitoring the adequacy of the Company's investment policy;
- reviewing borrowing arrangements and repurchases of indebtedness;
- reviewing financial risk management strategies;
- reviewing certain proposed acquisition, joint venture and disposition plans;
- reviewing material banking relationships and lines of credit;
- reviewing material changes to the Company's capital structure, financial arrangements and capital spending; and
- recommending changes in the capital structure of the Company.

SELECTION OF DIRECTORS

Director Candidates

The Corporate Governance Committee is responsible for reviewing and recommending to the Board the director nominees for election by shareholders of the Company, including those nominees that are recommended by shareholders in accordance with the procedures set forth in the Company's Amended and Restated By-laws and applicable law.

Identifying Director Candidates

The Corporate Governance Committee identifies and evaluates director candidates, which includes evaluating recommendations for director candidates, engaging third-party search firms, meeting from time to time to evaluate information and background materials relating to potential candidates, and the interviewing of selected candidates by members of the Corporate Governance Committee and the Board. Before nominating a sitting director for reelection, the Corporate Governance Committee will also consider the director's performance on, participation in and contributions to the activities of the Board.

The Corporate Governance Committee is open to considering director nominee candidates from many sources, including shareholders. If a shareholder wishes to recommend a nominee for director, written notice should be sent to the Secretary of the Company in accordance with the instructions set forth under "General Information—Additional Information—Submission of Proposals for Inclusion in 2027 Proxy Materials" on page 71 of this Proxy Statement. The Corporate Governance Committee will evaluate shareholder recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Director Qualifications

The Board and the Corporate Governance Committee ensure that the Board has the expertise required to fulfill all of its legal and regulatory requirements, including the requirements for each of its committees. The Board and the Corporate Governance Committee believe that the Board's membership should reflect the experience, background, skills and personal characteristics required to represent the Company's constituents and to meet its corporate governance, oversight and advisory functions. The Company believes that a board made up of qualified directors with differing skill sets and professional experience will contribute a variety of perspectives, opinions and experiences to board discussions and decisions and will result in creating balanced and thoughtful corporate strategies. Accordingly, in considering whether to recommend any particular candidate for inclusion in the slate of recommended director nominees, the Corporate Governance Committee will consider numerous attributes, including those described above, as well as the candidate's integrity, business acumen, knowledge of the Company's business and industry and experience that will complement the current members of the Board.

Conflicts of Interest

The Corporate Governance Committee assesses whether there is any conflict of interest with respect to the Company and the director nominee. This is accomplished through various means, including the performance of background checks and the completion of questionnaires by director candidates.

A Balanced Approach

The Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for a prospective nominee. The Corporate Governance Committee believes that the backgrounds and qualifications of our directors, considered as a group, should provide an appropriate mix of background, experience, perspectives, personal characteristics, knowledge and abilities that will allow the Board to fulfill its responsibilities and operate effectively.

BOARD ROLE IN RISK OVERSIGHT

The **Board** takes an active role in overseeing enterprise-level risks both as the full Board, and through its committees. The committees of the Board are primarily responsible for the oversight of risk as follows:



the **Audit Committee** has oversight over the financial reporting, accounting and internal control risks. The Audit Committee also has oversight over cybersecurity and information security risk and reviews any potential conflicts of interest, including any proposed related party transactions.

the **Compensation Committee** oversees the Company's executive compensation arrangements, including the identification and management of risks that may arise from the Company's compensation policies and practices.

the **Finance Committee** has oversight over the Company's financial exposure, including liquidity, credit and interest rate risks, and acquisition and disposition plans above a certain threshold.

the **Corporate Governance Committee** has oversight over the establishment of practices and procedures that promote good governance, create a culture of ethics and compliance and mitigate governance risk. The Corporate Governance Committee is also responsible for reviewing the performance of the Board, our Chairman and Chief Executive Officer and individual directors. The Corporate Governance Committee ensures that each committee of the Board engages in an annual performance self-evaluation based upon criteria and processes established by the Corporate Governance Committee and focuses on succession planning for the Board and the executive officers of the Company.

The Board has determined that the full Board is the most effective body for the general oversight of enterprise level risks. The Board has delegated primary oversight of certain risk oversight matters to committees of the Board as described above, based on the subject matter expertise of each of the committees as set forth in each of their charters, which the Company believes further enhances the Board's overall oversight of strategic risk exposure. The Board receives regular reports from the committee chairs, and the Board and its committees receive, as appropriate, reports from the Company's internal auditor and other officers of the Company on a quarterly basis to ensure it is apprised of risks, how these risks may relate to one another and how management is addressing these risks. In addition, the Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters and related to concerns about internal controls over financial reporting. Such procedures include the receipt of reports at least quarterly from the Company's Management Disclosure Committee and the General Counsel and are intended to reduce risk by encouraging the reporting of any issues or concerns regarding questionable accounting matters and ensuring that such complaints are promptly and effectively addressed. The Board and its committee regularly engage and consult with outside advisors and experts, including outside counsel and the independent auditors, to assess certain risks and to better anticipate the impact of possible future risks.

The Company's internal audit function conducts an annual enterprise-wide assessment of short-term and long-term risks that also aligns with our annual disclosure controls processes and procedures. The risks considered as part of this assessment include those inherent in the Company's business, as well as the risks from external sources such as competitors, the economy and credit markets, regulatory and legislative developments, and cybersecurity and data protection risks. Each of the risks identified are ranked and weighted based upon its potential impact to the business and the likelihood of occurrence. A report of these risks is presented annually to the Board by our internal auditor and updates are provided as appropriate. The objectives of the risk assessment process include (i) determining whether there are risks that require additional or higher priority mitigation efforts; (ii) developing a defined list of key risks to be shared with the Audit Committee, the Board and senior management; (iii) contributing to the development of internal audit plans; (iv) facilitating the NYSE governance requirement that the Audit Committee discuss policies around risk assessment and risk management; and (v) facilitating discussion of the risk factors to be included in Item 1A of the Company's Annual Report on Form 10-K.

Cybersecurity Risk Management and Governance

Cybersecurity governance is a critical component of the Company's overall risk management framework and an area of focus for our Board and management. Our Board has delegated primary responsibility for overseeing risks from cybersecurity threats to the Audit Committee. The Audit Committee oversees information technology and cybersecurity, including strategies, risk identification and mitigation, and data privacy protection ("Information Security").

The Company's Senior Vice President and Chief Information & Digital Officer (the "CIDO") commenced employment with the Company on April 6, 2026, following the retirement of the Company's former Chief Information Officer. The CIDO has significant senior leadership experience in various information security and related technology roles. The CIDO oversees an internal information security team, which works in partnership with the Company's internal audit department to review information technology-related controls with our external auditors as part of the overall internal controls process. The CIDO, who is in regular communication with the information security team, reports regularly to the Chief Executive Officer regarding vulnerabilities, new and developing threats and compliance matters and also reports to the Audit Committee. The Audit Committee receives reports from the CIDO on a periodic basis, and more frequently, as needed, regarding cybersecurity-related matters. Such reports include updates with respect to existing and new cybersecurity risks, cybersecurity risk management and mitigation, cybersecurity incidents, as applicable, and key information security initiatives and recent developments.

For more information on our cybersecurity and information security risk management and governance, see "Part I, Item 1C. Cybersecurity" in the Company's Annual Report in Form 10-K for fiscal 2026.

BOARD PRACTICES, POLICIES AND PROCESSES

Board Meetings and Attendance

The Board held eleven meetings during fiscal 2026. All directors attended at least 100% of the meetings of the Board and attended 100% of the meetings of the committees on which they served during the fiscal 2025. Although the Company does not have a formal policy regarding attendance by the Board members at the Annual Meeting, it encourages and expects all of its directors to attend the Annual Meeting as well as all meetings of the Board and all meetings of the committees on which the directors serve. All of the directors then serving on the Board attended the 2025 Annual Meeting.

Corporate Governance Guidelines, Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers

The Company is committed to the highest ethical standards, sound corporate governance practices and compliance with NYSE, SEC and other regulatory and legal requirements. It requires the highest possible honest and ethical conduct in all aspects of its business from all of its employees, including its directors, executive management and Senior Financial Officers. In furtherance of these goals, the Board has adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and a Code of Ethics for Senior Financial Officers. These policies are intended to create a corporate environment that supports and encourages ethical and honest behavior, the avoidance of conflicts of interest, compliance with applicable laws and regulations and the prompt reporting of violations and concerns without fear of retaliation. The above-described codes of conduct and governance guidelines are available on the Company's website at *www.dycomind.com.* Copies of each may also be obtained, without charge, upon written request to the Secretary of the Company at 300 Banyan Boulevard, Suite 1101, West Palm Beach, Florida 33401. These documents are periodically reviewed in light of legal and corporate governance developments and may be modified as appropriate. Please note that the information contained in or connected to the Company's website is not intended to be part of this Proxy Statement.

The Company's Code of Ethics for Senior Financial Officers and its Code of Business Conduct and Ethics, each meet the definition of a code of ethics as defined in Item 406(b) of Regulation S-K of the Securities Act of 1933. The Code of Ethics for Senior Financial Officers applies to the Chief Executive Officer, Chief Financial Officer, Principal Accounting Officers, Controllers and other employees performing similar functions. The Code of Business Conduct and Ethics applies to all directors, officers, managers and employees of the Company. These codes reflect the Company's expectation that its directors, officers and other employees conduct themselves with the highest standard of business ethics. The Company discloses amendments to provisions of the Code of Ethics for Senior Financial Officers and the Code of Business Conduct and Ethics, or a waiver from the Code of Ethics for Senior Financial Officers and the Code of Business Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions by posting such information on the Company's website at *www.dycomind.com.*

Stock Ownership Policy for Non-Employee Directors

The Board believes that directors and senior managers should have a significant financial stake in the Company to align their interests with those of the Company's shareholders. To this effect, the Board has established a Stock Ownership Policy that require non-employee directors to own shares of Company common stock with a value of not less than a specified multiple of annual cash retainer. In addition, the Named Executive Officers of the Company are subject to stock ownership and/or shareholding requirements. The Stock Ownership Policy for the Named Executive Officers are further described under "Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Policy" on page 47 of this Proxy Statement.

For non-employee directors, the Stock Ownership Policy requires share ownership of Company common stock that approximates a value of at least five times the annual cash retainer paid to such non-employee director. Non-employee directors generally are expected to comply with the Stock Ownership Policy within five years after appointment or election to the Board. The number of shares such individual director is expected to own shall be determined based on the value of a share of common stock of the Company on the date of his or her appointment or election and such director's annual cash retainer as of that date. Under this policy, stock ownership includes shares (including time-vesting restricted stock units) owned directly or held in trust by an individual. The policy does not include shares that an individual has the right to acquire through stock options, performance-vesting restricted stock or performance-vesting restricted stock units.

Each individual director is also required to retain 50% of the net after-tax shares (and with respect to the Chief Executive Officer, 50% of the net after-tax time-vesting shares) which he or she acquires under the Company's equity plans until the applicable shareholding requirement threshold is achieved. If a non-employee director does not attain the shareholding requirement as of the day immediately prior to the payment of any annual or other service period fees for service on the Board or a committee of the Board (except for meeting or committee fees) that otherwise would be made in cash, then 60% of the payment will be paid in restricted stock units, as determined by the plan administrator of the relevant non-employee directors equity plan, subject to the terms of such equity plan (including any share elections made thereunder). Non-employee directors who receive shares in lieu of cash fees pursuant to the immediately preceding sentence are required to retain such shares until the above-referenced required shareholding requirement threshold is achieved.

The Board periodically reviews the Stock Ownership Policy and updates it as required. As of January 31, 2026, each non-employee director has exceeded, or is making satisfactory progress toward, the stock ownership threshold.

Insider Trading Policy

The Company has a policy and procedures governing insider trading and related matters (the "Insider Trading Policy"), which governs the purchase, sale and other dispositions of our securities, including by our directors, officers and employees, and the Company itself. The Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and the NYSE Listing Standards. The Insider Trading Policy, among other things, prohibits persons covered by the policy from trading in the Company's securities while in possession of material non-public information regarding the Company, prohibits certain speculative transactions in the Company's securities (including short sales, derivative transactions and margin purchases (with the exception of the use of a margin account to purchase Company common stock only in connection with the exercise of Company-granted stock options)) and provides for blackout periods and pre-clearance procedures for directors, specified officers and other persons subject to such procedures. The foregoing description of our Insider Trading Policy is qualified in its entirety by reference to the full text of the Insider Trading Policy, filed as an exhibit to the Company's Annual Report on Form 10-K for fiscal 2026.

Prohibition of Hedging or Pledging of Company Stock by Non-Employee Directors and Executive Officers

The Company's Insider Trading Policy prohibits hedges and pledges of the Company's common stock, including by a director or executive officer of the Company. A "hedge" would include any instrument or transaction through which an executive officer or non-employee director offsets decreases of his or her exposure to risk of price fluctuation in the Company's common stock. The policy also prohibits pledges of the Company's common stock, including by an executive officer or director, such as using Company common stock as collateral for a loan or by holding Company common stock in a margin account (with the exception of the use of a margin account to purchase Company common stock only in connection with the exercise of Company-granted stock options). The Board believes this policy better aligns the interests of the members of the Board and its executives with the interests of the Company's shareholders.

Board and Committee Evaluations

The Corporate Governance Committee leads annual evaluations of the Board, committees and individual director performance. The evaluation process is designed to facilitate ongoing, systematic examination of the Board's effectiveness and accountability, and to identify opportunities for improving its operations and procedures. On an annual basis, the Board and each standing committee conducts an annual performance evaluation in accordance with the criteria and processes established by the Corporate Governance Committee. Individual director feedback is also discussed with each director, as appropriate. In fiscal 2026, the Board conducted a self-evaluation, and each of its standing committees conducted a separate evaluation of its own performance and of the adequacy of its charter and reported on the results of its evaluation to the Board.

Board Continuing Education

The Board is committed to ensuring that all directors are provided with robust opportunities to receive interactive board education on a variety of topics, including enterprise risk management, industry business issues, disclosure trends and practices, and corporate governance. The Corporate Governance Committee also oversees and monitors this continuing education program and ensures that members of the Company's senior management, as well as appropriate outside advisors and experts, regularly attend Board or committee meetings to present and engage with all directors.

Clawback Policy and Supplemental Clawback Policy

The Company's Clawback Policy complies with the requirements of the NYSE Listing Standards, promulgated pursuant to the final rules adopted by the SEC under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This Clawback Policy applies to all current and former executive officers of the Company, as defined in Rule 10D-1 of the Exchange Act, and is triggered by a restatement of the Company's financial results. The Clawback Policy is administered by the Compensation Committee, which determines the amount of erroneously awarded compensation to be recovered and the method of recovery, in accordance with the NYSE Listing Standards. The compensation amount subject to the Clawback Policy is the amount of incentive-based compensation, calculated on a pre-tax basis, awarded to any executive officer or former executive officer that exceeds the amount of incentive-based compensation that otherwise would have received by such executive had it been determined based on the restated amount. The Clawback Policy also prohibits providing indemnification to any executive officer for any amount that may be recovered from such executive officer pursuant to the policy. The Clawback Policy is in addition to, and does not prohibit recovery or recoupment under, the Company's other policies and agreements so long as there is not a duplicative recoupment of the same compensation.

On November 18, 2025, the Company adopted a Supplemental Clawback Policy to enhance and expand upon our current Clawback Policy. The Supplemental Clawback Policy extends beyond the required NYSE listing requirements to permit the clawback of broader categories of compensation in the event that the Compensation Committee determined that "detrimental conduct" has occurred on the part of a former or current executive officer, including acts of fraud, policy violations or misconduct. The Supplemental Clawback Policy provides the Compensation Committee with discretion to recover compensation beyond only incentive--based compensation, including any cash bonus and awards that vest solely on continued service, such as time-based restricted share units and stock options. The foregoing description of our Clawback Policy and Supplemental Clawback Policy is qualified in its entirety by reference to the full text of each policy. Our Clawback Policy is filed as an exhibit to the Company's Annual Report on Form 10-K for fiscal 2026 and our Supplemental Clawback Policy can be found on the Company's website at *https://dycomind.com/investors/governance-documents/*.

Communications with the Board

The Board has adopted a formal process by which shareholders and other interested parties may communicate with one or more of the Company's non-management directors. Shareholders who wish to communicate with a director or one or more of the non-management directors should direct their communications in writing to:

Dycom Industries, Inc.
c/o Ryan F. Urness, General Counsel and Secretary
300 Banyan Boulevard, Suite 1101
West Palm Beach, Florida 33401
Email: corporatesecretary@dycominc.com

All such communications should be clearly marked "Shareholder Communication to the Dycom Industries, Inc. Board of Directors."

The Secretary of the Company has primary responsibility for monitoring director-related communications from shareholders and other interested parties and forwarding collected communications to the intended recipient, provided they meet certain criteria. In general, communications are forwarded to the intended director or director group as long as the communications do not relate to ordinary business, legal or administrative matters or other non-substantive or inappropriate matters further described in the Company's Internal Process for Handling Communications to and from Directors. All concerns and complaints relating to accounting, internal accounting controls or auditing practices, including those reported as a violation of the Code of Business Conduct and Ethics or the Code of Ethics for Senior Financial Officers, are referred to the Audit Committee in accordance with the Company's Audit Committee Procedures for Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters. Each of the Code of Business Conduct and Ethics, the Internal Process for Handling Communications to and from Directors and the Audit Committee Procedures for Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters are available on the Company's website at *www.dycomind.com*.

Majority Voting and Director Resignation Requirements

The Company's Amended and Restated By-laws provide for a majority voting standard for uncontested director elections. Under this standard, a director nominee will be elected only if the affirmative vote of shares of common stock represented and entitled to vote at an annual meeting exceeds the votes cast opposing that nominee. Pursuant to the standard, a director is required to tender his or her resignation to the Board if the director fails to receive the required number of votes. The Board shall nominate for election or re-election only those candidates who agree to tender, promptly following the person's failure to receive the required vote for election or re-election at the next annual meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon the Board's acceptance of the resignation. In addition, the standard requires the Board to fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of irrevocable resignation tendered by incumbent directors. The Corporate Governance Committee will evaluate and make a recommendation to the Board with respect to the tendered resignation. In its review, the Corporate Governance Committee will consider any factors that it deems relevant.

Where a director has failed to receive a majority of the votes cast in an uncontested director election and the Corporate Governance Committee has provided its recommendation, the Board must take action on the Corporate Governance Committee's recommendation within 90 days following certification of the shareholders' vote and publicly disclose its decision and the rationale for the decision on a Current Report on Form 8-K furnished with the SEC within four business days after its decision. In accordance with the Company's Corporate Governance Guidelines, an unsuccessful incumbent director will not participate in any deliberations of the Corporate Governance Committee or the Board with respect to the tendered resignation. The Corporate Governance Guidelines also provide procedures to address a situation in which all members of the Corporate Governance Committee are unsuccessful incumbents.

If the Board accepts the resignation of an unsuccessful nominee for director, it may fill the resulting vacancy or decrease the size of the Board in accordance with the Company's Amended and Restated By-laws or the Company's Articles of Incorporation. If a director's resignation is not accepted by the Board, such director will continue to serve as a director until the next succeeding annual meeting and until his or her successor is duly elected or until the director's earlier resignation, removal from office or death. In contested elections, the plurality voting standard will apply. A contested election is an election in which the Secretary of the Company determines that the number of director nominees exceeds the number of directors to be elected to the Board.

Service on Other Boards

Pursuant to the Company's Corporate Governance Guidelines, directors are expected to devote sufficient time and attention to carrying out their duties and responsibilities and ensure that their other responsibilities, including service on other public company boards, do not materially interfere with their responsibilities for the Board. In the event that a director wishes to serve as a board member of another company, they must inform the Chairman of the Board and the Chair of the Corporate Governance Committee of such intention prior to accepting an invitation to serve on another public company board or appointment to a committee of a public company board on which such director already serves. The Board will review whether such additional board or committee service is likely to impair such director's service on the Board or applicable committees or would create a conflict of interest with the Company. The Company also prohibits any member of the Board from simultaneously serving on more than three public company boards and prohibits any member of the Audit Committee from serving on the audit committee of more than three public companies unless the Board determines that such service will not adversely affect such director's service on the Board or applicable committees.

Board Tenure and Mandatory Retirement

The Corporate Governance Committee will, as part of its annual assessment of the composition of the Board, review a director's continuation on the Board and consider such director's qualifications, experience, skills, diversity and Board tenure into account. Under the Company's Corporate Governance Guidelines and its Amended and Restated Bylaws, a director is generally required to retire when he or she reaches age 75, with such retirement taking effect at the expiration of such individual's then-current term of office. The Board may agree by unanimous vote to waive this requirement as to any director if it deems a waiver to be in the best interests of the Company. The Board also limits the maximum tenure of a non-employee director to the greater of twelve years or four full or partial three-year terms. The Corporate Governance Committee may, by unanimous vote, extend a non-employee director's term for one additional three-year term.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a written policy and procedures for the review of all transactions where the amount involved will exceed $120,000 in any fiscal year in which the Company is a participant and any director or nominee, executive officer or security holder of more than five percent of the Company's common stock (or, in the case of the foregoing persons, their immediate family members) has a direct or indirect financial interest (each, a "related person transaction").

A member of the Board or any of our executive officers proposing to enter into such transaction must report the proposed related person transaction to the Company's General Counsel. The policy calls for the proposed related person transaction to be reviewed, and if deemed appropriate, approved by the Audit Committee. Generally, the Audit Committee will approve the transaction if the Audit Committee determines the transaction is beneficial to the Company and contains the same or reasonably comparable terms as would be obtained in an arm's-length transaction with an unrelated third party.

Neither the Company nor any of its subsidiaries were participants in any related person transaction during fiscal 2026.

DIRECTOR COMPENSATION

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The Company's compensation program for non-employee directors is designed to enable the Company to attract, retain and motivate highly qualified directors to serve on the Board. The program is also intended to be competitive with other companies in the Peer Group (as defined under "Executive Compensation—Compensation Discussion and Analysis—Role of Compensation Consultant and Peer Group Comparison" beginning on page 36 of this Proxy Statement) and to further align the interests of these directors with our shareholders by compensating directors with a mix of cash and equity-based compensation. Directors who are employees of the Company are not entitled to receive any additional compensation for serving on the Board or its committees.

The Compensation Committee is also responsible for recommending to the Board changes in director compensation. The Compensation Committee periodically reviews non-employee director compensation trends and data from the Peer Group and other relevant and comparable market data including reports on the competitiveness of compensation for non-employee directors received from its independent Compensation Consultant.

Directors' Fees

Non-employee directors received the following retainer fees for fiscal 2026: (i) an annual retainer fee of $80,000; and (ii) a fee of $150,000 for service as non-executive Chairman of the Board. Also, Board members serving as a Chair of a committee received the following fees for fiscal 2026: (i) $25,000 for service as Audit Committee chair, (ii) $20,000 for service as Compensation Committee chair, (iii) $15,000 for service as Finance Committee chair and (iv) $20,000 for service as Corporate Governance Committee chair. Directors' fees are paid in four quarterly installments. In addition, non-employee directors receive $2,250 for each quarterly or special meeting of the Board attended in person, $1,000 for each telephonic meeting attended, $1,250 for each quarterly or special committee meeting attended in person and $750 for each telephonic committee meeting attended.

Non-Employee Directors Equity Plan

The 2017 Non-Employee Directors Equity Plan (the "Director Equity Plan") provides for the grant of (i) an annual equity award to each continuing non-employee director as of the date of the Company's annual meeting of shareholders and (ii) an equity award upon a new non-employee director's initial election or appointment to the Board, which is the standard annual equity award amount but is prorated based upon the date a new Director is appointed or elected to the Board. The Director Equity Plan permits the grant of awards consisting of non-qualified stock options, shares of restricted stock, restricted stock units ("RSUs") and deferred RSUs. In each case, the value, type and terms of such awards are approved by the Board, based on the recommendation of the Compensation Committee.

For fiscal 2026, the Compensation Committee determined that the grant date fair value of annual awards provided to each non-employee director would be $175,000, allocated 100% to RSUs (based on the values provided to the Compensation Committee by the Compensation Consultant). The Compensation Committee, with input from its independent Compensation Consultant, determined that granting the annual equity award in the form of RSUs was consistent with general market practices, as well as those of the Peer Group. Accordingly, each continuing director was granted RSUs which vest, generally subject to continuing service, one year following the grant date. In addition, non-employee directors may elect to receive up to 100% of their cash retainer fee in restricted stock of Company common stock, subject to a six-month restriction on transfer. The number of shares of restricted stock or RSUs to be granted to a non-employee director is determined by (i) dividing (a) the U.S. dollar amount of the director's annual retainer(s) elected, or required, to be received in the form of restricted stock or RSUs by (b) the fair market value of a share of Company common stock on the date such fees are payable, and (ii) rounding up to the nearest whole share of common stock. Non-employee directors are also permitted to defer settlement of their RSUs until the earlier of their termination of service on the Board for any reason and a date specified by such director. As discussed in greater detail above in the section entitled "Board of Directors and Corporate Governance Information—Board Practices, Policies and Processes— Stock Ownership Policy for Non-Employee Directors" on page 22 of this Proxy Statement, the Board has established stock ownership guidelines for the non-employee directors to further align their economic interests with those of the Company's shareholders. Under the Director Equity Plan, 235,000 shares of common stock are authorized for issuance and, as of January 31, 2026, the Company had 99,717 shares available for future awards under the Director Equity Plan.

DIRECTOR COMPENSATION TABLE

The following table sets forth the compensation for the non-employee members of the Board for the fiscal year ended January 31, 2026.

Name[1]	Fees Earned or Paid in Cash [2][3]	Stock Awards [3][4]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Luis Avila-Marco	$ 92,000	$197,546	$—	$—	$ —	$—	$ 289,546
Jennifer M. Fritzsche	$135,750	$175,046	$—	$—	$ —	$—	$ 310,796
Philip R. Gallagher	$14,920	$124,484	$—	$—	$ —	$—	$ 139,404
Eitan Gertel	$122,500	$175,046	$—	$—	$ —	$—	$ 297,546
Stephen O. LeClair	$3,250	$95,344	$—	$—	$ —	$—	$98,594
Peter T. Pruitt, Jr.	$133,250	$175,046	$—	$—	$ —	$—	$ 308,296
Carmen M. Sabater	$114,500	$175,046	$—	$—	$ —	$—	$ 289,546
Richard K. Sykes	$276,250	$175,046	$—	$—	$ —	$—	$ 451,296
Laurie J. Thomsen	$133,500	$175,046	$—	$—	$ —	$—	$ 308,546

[1] As a Company employee, Mr. Peyovich is not separately compensated for his service on the Board. His compensation is included in the Summary Compensation Table on page 49 of this Proxy Statement. Ms. Raejeanne Skillern was appointed to the Board on March 24, 2026 and therefore did not receive any director compensation during fiscal 2026.

[2] The amounts in this column represent the fees that were earned or paid in cash plus the grant date fair value of restricted stock for the annual retainer(s) which the director elected to receive in restricted stock during fiscal 2026. For fiscal 2026, the total number of restricted stock and aggregate grant date fair value which were elected by non-employee directors to be paid in shares are as follows: Luis Avila-Marco, 2 shares having an aggregate grant date fair value of $256, Jennifer M. Fritzsche, 197 shares having an aggregate grant date fair value of $43,290, and Philip R. Gallagher, 1 share having an aggregate grant date fair value of $271.

[3] Each RSU entitles the recipient to one share of the Company's common stock upon settlement. As required by SEC rules, amounts in these columns present the aggregate grant date fair value of stock awards granted during fiscal 2025 computed in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation-Stock Compensation ('FASB ASC 718'). The stock awards exclude the amounts a director elected to receive in restricted stock or RSUs in lieu of their annual cash retainer(s) as described in footnote (2) above. See Note 19 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2026 regarding assumptions underlying valuation of equity awards. The stock awards vest, subject to continuing service, one year following the grant date. These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards.

(4) The following table shows the grant date fair value of shares of restricted stock and RSUs granted to directors during fiscal 2026 computed in accordance with FASB ASC 718. See Note 19 to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for fiscal 2026, regarding assumptions underlying valuation of equity awards.

Name	Grant Date	Grant Date Fair Value of Restricted Stock/ Unit Awards	Grant Date Fair Value of Stock Option Awards
Luis Avila-Marco	1/27/2025	$ 11,402	$ —
	4/28/2025	$ 11,353	$ —
	5/22/2025	$175,046	$ —
Philip R. Gallagher	10/7/2025	$109,979	$ —
	10/27/2025	$ 14,776	$ —
Jennifer M. Fritzsche	1/27/2025	$ 9,086	$ —
	4/28/2025	$ 8,016	$ —
	5/22/2025	$175,046	$ —
	7/28/2025	$ 12,685	$ —
	10/27/2025	$ 12,503	$ —
Eitan Gertel	5/22/2025	$175,046	$ —
Stephen O. LeClair	11/7/2025	$ 95,344	$ —
Peter T. Pruitt, Jr.	5/22/2025	$175,046	$ —
Carmen M. Sabater	5/22/2025	$175,046	$ —
Richard K. Sykes	5/22/2025	$175,046	$ —
Laurie J. Thomsen	5/22/2025	$175,046	$ —

As of January 31, 2026, each non-employee director had the following aggregate number of outstanding unvested RSUs and outstanding vested and unvested stock options:

Name	Outstanding Unvested RSUs	Outstanding Stock Options
Luis Avila-Marco	1,961	—
Jennifer M. Fritzsche	2,040	—
Philip R. Gallagher	381	—
Eitan Gertel	2,040	—
Stephen O. LeClair	337	—
Peter T. Pruitt, Jr.	2,040	—
Carmen M. Sabater	2,040	—
Richard K. Sykes	2,040	—
Laurie J. Thomsen	2,040	—

 PROPOSAL 2 **Advisory Vote on Executive Compensation**

The Board recommends that shareholders vote **FOR** the resolution approving, on a non-binding advisory basis, the compensation of the Named Executive Officers.

On an annual basis, the Company provides its shareholders with the opportunity to participate in a non-binding advisory vote to approve the compensation of the Named Executive Officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. This proposal, commonly known as a "Say-on-Pay" proposal, gives our shareholders the opportunity to express their views on our Named Executive Officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

The Company's executive compensation program has been designed to attract, motivate and retain highly performing executives and align the interests of those executives with the long-term interests of the Company's shareholders. We believe the program also supports the Company's pay-for-performance principles by placing a substantial amount of total executive compensation, including compensation of the Chief Executive Officer, "at risk" based on the performance of the Company.

The Company seeks to implement and maintain sound compensation governance practices to ensure adherence to its pay-for-performance philosophy while appropriately managing risk and aligning its executive compensation program with the long-term financial interests of shareholders. The Compensation Committee regularly reviews the executive compensation program to ensure alignment with the Company's business strategies and pay-for-performance philosophy and general market practices.

2025 SAY-ON-PAY ADVISORY VOTE RESULTS



94%

The Company believes these strong approval results demonstrate a desire by its shareholders that the Company maintain the current objectives and practices of its executive compensation program.

The Company values the opinions of its shareholders and annually submits the compensation of its Named Executive Officers to a non-binding shareholder advisory "Say-on-Pay" vote. At our May 2025 Annual Meeting, approximately 94% of the votes cast on our "Say-on-Pay" proposal were cast for approval of the compensation of our Named Executive Officers. We believe that this indicates strong support for our continued focus on aligning our Named Executive Officer compensation programs with the interests of our shareholders. During fiscal 2026, we continued to focus on pay for performance, "at risk" compensation, and supporting the Company's business goals and strategies while simultaneously discouraging excessive risk taking. On an ongoing basis, the Compensation Committee reviews the executive compensation program to ensure its continued alignment with the Company's pay-for-performance philosophy and general market practices.

For the reasons highlighted above, and more fully discussed in the "Executive Compensation—Compensation Discussion and Analysis" section ("CD&A") beginning on page 32 of this Proxy Statement, the Board of Directors unanimously recommends a vote **FOR** the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative disclosure in this Proxy Statement."

This vote is required pursuant to Section 14A of the Exchange Act and is advisory and non-binding; however, the Compensation Committee and our Board will review the voting results and consider shareholder views in connection with the design and implementation of the executive compensation program.

COMPENSATION HIGHLIGHTS
FOR FISCAL YEAR 2026

Overview of Executive Compensation

The Company's executive compensation program is designed to reward executive officers who contribute to the Company's sustained growth and successful execution of its strategy and operating plans. Total direct compensation is targeted to be comparable to those companies, including members of the Company's Peer Group (as defined under "Role of Compensation Consultant and Peer Group Comparison" on page 36 of this Proxy Statement), with which the Company competes for executive talent. The executive compensation program is designed to maintain a strong link between compensation and performance and is comprised of the following compensation elements:

Executive Compensation Program Design

	Component	Basic Design	Purpose
Fixed	**Base Salary**	• Calibrated with Peer Group market data • Reviewed annually	• Rewards individual for successfully fulfilling core job functions • Takes individual experience, contributions, skills and tenure into account
	Benefits	• Provides health, retirement and disability coverage • Same benefits are generally available to all employees	• Provides market competitive benefits to attract and retain key personnel
Variable At Risk	**Annual Incentive Plan**	• Determined by assessing the quality of earnings in relation to margin performance and operating cash flow • Payout is performance-based and dependent upon reaching pre-determined thresholds • Payable in cash	• Reflects the importance of margin and cash flow discipline • Discourages excessive risk-taking while rewarding for achievement of short-term business goals
	Long-Term Equity Incentive Plan	• Provides for equity incentives in different forms, including time-based and performance-based vesting RSUs • Payout of significant portion of stock is dependent upon performance as measured against pre-determined thresholds • Granted annually	• Encourages executive stock ownership • Rewards executives for achievement of long-term goals and business strategies • Aligns the interests of the executives with the long-term interests of company shareholders

The Compensation Committee considers each pay element individually and all pay elements in aggregate when making decisions regarding amounts that may be awarded under any one of the pay elements.

Key Executive Compensation Practices

To achieve the objectives of our performance-based executive compensation program, the Compensation Committee employs strong governance practices as outlined below.



WE DO

- Have a robust Stock Ownership Policy for the Chief Executive Officer (five times base annual salary), Named Executive Officers (three times base salary) and non-employee directors (five times annual cash retainer), which includes shareholding requirements.
- Standardize timing of annual equity award grants.
- Design our executive compensation program to discourage excessive risk-taking.

- Retained an expert independent compensation consultant to benchmark and analyze compensation measures.
- Limit perquisites and executive benefits to Company-paid premiums for term life insurance and long-term disability insurance.
- Require an annual "Say-on-Pay" vote on the compensation of Named Executive Officers.
- Have a robust Clawback Policy and Supplemental Clawback Policy applicable to all current and former executive officers.



WE DON'T

- Have any single trigger employment agreements for Named Executive Officers.
- Have less than a one-year minimum vesting period for performance-based awards.
- Offer any golden parachute excise tax gross-ups.
- Have any supplemental retirement arrangements for Named Executive Officers.

- Permit vesting of less than one year on any compensation awards that are settled solely with equity.
- Permit hedging, pledging or short sales of Company equity securities.

Fiscal Year 2026 Executive Compensation Updates

For fiscal 2026, the Compensation Committee aligned the annual incentive plan structure of the Chief Executive Officer and the other Named Executive Officers and awarded all Named Executive Officers the same mix and type of long-term incentives. Prior to fiscal 2026, the Chief Executive Officer and Chief Operating Officer were subject to an annual incentive plan that was formula-based using certain financial and non-financial metrics and the remaining Named Executive Officers' annual incentive awards were based upon a targeted bonus range percentage of their base salary depending on an evaluation of the Company's overall financial performance as well as an individual discretionary component. The Chief Executive Officer and the Chief Operating Officer also received stock options along with performance-vesting and time-vesting RSUs and the other Named Executive Officers did not receive stock options during the prior fiscal year.

The Compensation Committee modified the annual incentive plan to apply the same financial and non-financial metrics and performance goals to all Named Executive Officers. The Compensation Committee believes that having all Named Executive Officers, including the Chief Executive Officer, subject to the same annual incentive plan structure incentivizes and aligns their performances by providing continuity of strategic objectives based upon clearly defined financial metrics, allows for less discretion and enhances retention of executive leadership. The Committee also determined to align the long-term incentive awards for all Named Executive Officers for fiscal 2026 by granting all Named Executive Officers an equal split of time-vesting RSUs and performance-vesting RSUs, which it believes enhances the focus on pay-for-performance objectives, encourages executive stock ownership and continues to align the interests of executive leadership with the long-term interests of company shareholders.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This section of the Proxy Statement describes the Company's performance during fiscal 2026 and provides an overview and analysis of the Company's executive compensation program during that period. It discusses the Company's compensation principles and objectives, compensation-setting process, major elements of compensation paid under this program and other related Company policies. It also reviews the actions taken by the Compensation Committee.

During fiscal 2026 the Company's Named Executive Officers were:

Daniel S. Peyovich	**H. Andrew DeFerrari**	**Kevin M. Wetherington**	**Jill L. Ramshaw**	**Ryan F. Urness**
President and Chief Executive Officer	Senior Vice President, Chief Financial Officer and Treasurer	Executive Vice President and Chief Operating Officer	Senior Vice President and Chief Human Resources Officer	Senior Vice President, General Counsel and Secretary

The Compensation Committee establishes the Company's overall executive compensation philosophy and oversees the executive compensation program in accordance with its charter. This charter is available on the Company's website at *www.dycomind.com.*

Compensation Principles

Our executive compensation program is aligned with our business strategy and our culture and is designed to attract and retain top talent, reward performance and maximize shareholder value. Our holistic view of performance considers the individual's ability to deliver business results, their leadership skills, their business experience and their ability to execute the Company's strategic goals. Our total compensation program for the Named Executive Officers is performance-based and competitive in the marketplace, with Company performance determining a significant portion of total compensation. The executive compensation program is designed to maintain a strong link between compensation and performance and is intended to achieve the following objectives:

- **Shareholder Value.** Support the Company's business goals and strategies by incenting profitable growth and increasing shareholder value;

- **Shareholder Alignment.** Align the interests of the Named Executive Officers with the long-term interests of shareholders;

- **Market Competitive.** Attract, retain and motivate highly performing executives who drive business and financial performance with market competitive compensation and benefits;

- **Pay-for-Performance.** Link significant portions of executive compensation to the achievement of performance goals established by the Compensation Committee for the annual incentive plan and for performance-vesting RSUs granted under the equity incentive plan;

- **Stock Ownership of Executives.** Promote Company stock ownership via a robust Stock Ownership Policy; and

- **Mitigate Risks.** Discourage excessive risk-taking while encouraging the taking of appropriate risks necessary to execute the Company's business strategies.

As discussed below, overall levels of executive compensation are established based on an assessment of the Company's performance as a whole. Individual executive compensation is determined based on an assessment of the experience, skills and performance of each Named Executive Officer, as well as the compensation levels of comparable positions in the Peer Group and general market practices. The relative compensation of individual Named Executive Officers reflects the different roles, responsibilities and performance of each of the Named Executive Officers, as compared to comparable positions in the Peer Group with which the Company competes for talent.

Compensation and Risk

The Compensation Committee continually evaluates and monitors the risks and effectiveness associated with the Company's compensation principles and the structure of its executive compensation program. The Compensation Committee encourages the taking of appropriate business risks to execute the Company's strategy and goals while balancing against promoting excessive risk-taking. With respect to the core elements of compensation:

- Base salary provides a fixed level of compensation irrespective of Company performance and, therefore, does not encourage risk-taking.
- Annual cash incentives are designed to reward achievement of short-term performance objectives. Undue risk is mitigated through a combination of plan design and policies which place a cap on the maximum annual cash incentive available to the CEO and other Named Executive Officers.
- Long-term equity-based compensation is administered in a number of ways to mitigate risk:
  - The executive compensation program is designed to deliver a significant portion of an executive's compensation in the form of long-term incentive opportunities which focus the executive on maximizing long-term shareholder value and overall financial performance.
  - Performance-vesting RSUs are only paid out if the Company achieves certain pre-established performance goals that are important drivers of long-term performance, and the maximum number of performance units that may be paid out with respect to an annual performance period or a three-year performance period is capped.
  - The Company has established a Stock Ownership Policy for the Named Executive Officers and non-employee directors. Under this policy, all non-employee directors and Named Executive Officers are required to retain 50% of the net shares of Company common stock that are realized from any equity awards granted by the Company until their applicable ownership level is reached.
  - Named Executive Officers must obtain approval from the Company's General Counsel before entering into any 10b5-1 Plan or before the purchase or sale of any shares of Company common stock, including those purchased or sold during any window of time where trading is permitted. Requiring approval ensures that executives are unable to use non-public information for personal benefit.

The Compensation Committee reviewed and discussed the findings of this risk evaluation with management and believes that the executive compensation program does not motivate employees to take risks that are reasonably likely to have a material adverse effect on the Company.

Objectives and Elements of Our Compensation Program

Pay Is "At Risk" and Aligned with Performance

The executive compensation program is designed to support the Company's pay-for-performance principles. "At risk" compensation includes annual cash incentive and equity-based awards through which the performance of the Company and the individual executive is recognized.

Annual cash incentive awards under the annual incentive plan and performance-vesting RSUs under the equity incentive plans are performance-based awards and represent "at-risk" compensation because they require minimum levels of performance against the Company's strategic goals and operating plans for any payout to occur.

Pay Mix

The following charts illustrate the performance-based nature of the executive compensation program for fiscal year 2026 as a percentage of target total direct compensation (which is composed of base salary, target annual cash incentive awards and the grant date fair value of target equity-based incentive awards). For specific target amounts of annual cash incentive awards and equity-based incentive awards, see the Grant of Plan-Based Awards Table on page 50 of this Proxy Statement:

CEO Target Compensation



19% Base Salary **21%** Target Annual Cash Incentive **30%** Target Performance Vesting Restricted Stock Units **30%** Time Vesting Restricted Stock Units

51% Pay at risk

All Other NEOs Target Compensation



24% Base Salary **20%** Target Annual Cash Incentive **28%** Target Performance Vesting Restricted Stock Units **28%** Time Vesting Restricted Stock Units

48% Pay at risk

The Compensation Committee sets challenging but realizable performance measures that are earned fully only as a result of exceptional performance. Consistent with the Company's pay-for-performance philosophy, the Compensation Committee selects financial performance measures under the Company's annual and long-term incentive plans that support the Company's short- and long-term business plans and strategies and incent management to focus on creating sustainable shareholder value. The Compensation Committee continually reassesses the performance measures and goals used.
The mix of compensation elements for Mr. Peyovich differs from those of the other Named Executive Officers.
Mr. Peyovich's target mix is designed to place more of his compensation at risk to reflect the greater level of responsibility he has for the Company's overall performance and strategic execution while still incentivizing performance of all Named Executive Officers and reducing excessive risk-taking.

In order to achieve its objectives, the Compensation Committee has designed the executive compensation program utilizing three major pay elements:

	Base salary	Cash	Provides a fixed amount of cash compensation for performing day-to-day responsibilities and successfully fulfilling core job functions. The Compensation Committee reviews base salary annually and periodically approves increases based on a review of Peer Group and general market practices and a Named Executive Officer's level of responsibility, experience, skills and contributions and individual performance.
At-risk	**Annual incentive compensation**	Cash	Provides the opportunity for annual cash incentive awards for achieving short-term financial performance goals that align with the Company's business strategy based upon the quality of earnings in relation to margin performance and cash flow. The Compensation Committee sets award opportunities as a percentage of base salary.
	Long-term equity-based incentive compensation	Equity	Provides for long-term incentive awards in the form of 50% performance-vesting RSUs and 50% time-vesting RSUs. Performance-vesting RSUs are earned based on achieving long-term performance goals and the satisfaction of service vesting conditions and may include additional supplemental RSUs based on the achievement of certain metrics. The Company also grants time-vesting RSUs that are earned based on the satisfaction of service vesting conditions. Awards are payable in Company common stock and align the interest of executives with the long-term interests of the Company's shareholders.

The Compensation Committee considers each pay element individually and all pay elements in aggregate when making decisions regarding amounts that may be awarded under any one of the pay elements.

Determining Performance Measures

The Compensation Committee sets challenging but realizable performance measures that are fully earned only as a result of exceptional performance. As part of our pay-for-performance philosophy, if targets and pre-determined goals are not fully met, payouts may be reduced or not paid. Consistent with the Company's pay-for-performance philosophy, the Compensation Committee selects and sets financial performance measures under the annual and long-term incentive plans that support the Company's short- and long-term business plans and strategies and incent management to focus on actions that create sustainable shareholder value. In setting targets for the short- and long-term performance measures, the Compensation Committee considers the Company's annual and long-term business goals and strategies and certain other factors, including the Company's projected operating environment and economic and industry conditions. The Compensation Committee recognizes that performance goals will change over time to reflect market practices and evolving business priorities. Accordingly, the Compensation Committee continually reassesses the performance measures and goals used.

Role of the Compensation Committee

The Compensation Committee oversees the design of the executive compensation program and is responsible for adopting and periodically reviewing the Company's executive compensation philosophy, strategy and principles, as well as overseeing the administration of the program. Each year, the Compensation Committee reviews our executive compensation program to ensure it continues to reflect the Company's commitment to align the objectives and rewards of our executive officers with the creation of value for our shareholders. The compensation program has been designed to reinforce the Company's pay-for-performance philosophy by delivering total compensation that motivates and rewards short-and long-term financial performance to maximize shareholder value and to be externally competitive to attract and retain top executive talent. The Compensation Committee also annually reviews the individual performance of the Named Executive Officers and approves their compensation. Decisions with respect to determining the amount and form of compensation for the Named Executive Officers are based on the methodology described below.

The Compensation Committee, together with management and the Compensation Consultant, prepare and review detailed information regarding historic base salaries and actual compensation payouts, both cash and equity, under the Company's incentive plans. The overall purpose of this information is to present, in a comprehensive fashion, all of the elements of actual and potential future compensation that may be payable to the Named Executive Officers. This information assists the Compensation Committee in analyzing both the individual and mix of elements of compensation and the total amount of actual and potential future compensation for a particular performance year. In connection with setting compensation for the Named Executive Officers for fiscal 2026, the Compensation Committee met with management and the Compensation Committee's independent Compensation Consultant and reviewed the design of the executive compensation program and the suitability of individual compensation targets and awards.

The Compensation Committee also reviews information regarding the Peer Group, as well as other compensation data, provided by the Compensation Consultant, as described below. The Compensation Committee considers the following factors in setting the target total direct compensation for each Named Executive Officer:

- the individual responsibilities, skills, experience, tenure and achievements of the Named Executive Officers and their potential contributions to Company performance;
- recommendations from senior management (other than for the CEO); and
- the alignment of the Named Executive Officer's compensation with the executive compensation program's overall objectives and the interests of the shareholders.

In addition to its responsibilities with respect to executive compensation, the Compensation Committee reviews and makes recommendations to the Board as to the form and amount of compensation of the Company's non-employee directors.

The Compensation Committee retains the flexibility and discretion to set target total direct compensation levels for the Named Executive Officers at, above or below the median of comparable positions in the Peer Group to recognize factors such as market conditions, job responsibilities, performance, experience, skills, and ongoing or potential contributions to the Company.

Role of Compensation Consultant and Peer Group Comparison

The Compensation Committee has the authority under its charter to hire outside advisors to provide it with information as needed in making compensation decisions. The Compensation Consultant advised the Compensation Committee in connection with setting compensation for the Named Executive Officers and the Company's non-employee directors for fiscal 2026. The Compensation Consultant does not provide any other services to the Company.

The executive compensation program seeks to provide a mix of target total direct compensation that is aligned with the program's pay-for-performance principles and is competitive with compensation provided by a peer group of selected publicly traded companies. In determining executive compensation, the Compensation Committee considers a number of factors, including data provided by the Compensation Consultant on our peer group of companies, as well as each Named Executive Officer's performance and experience.

The Compensation Committee, together with the Compensation Consultant, periodically reviews the composition of the Peer Group and updates the Peer Group based on available market information when appropriate. The companies in the Peer Group were selected because, in the judgment of the Compensation Committee, such companies, when taken as a whole, represent companies with which the Company competes for executive talent. Market data for the Peer Group was size-adjusted using a common statistical technique, "regression analysis," to remove significant variability between raw data points, and to construct market pay levels commensurate with the Company's annual revenues.

The Compensation Committee reviewed the Peer Group in November 2024 to ensure the Peer Group continued to represent companies that would provide the Company with relevant Peer Group data based on their current size, industry, revenue and market capitalization. For fiscal 2026, the Peer Group consisted of the following 18 companies from the specialty construction and engineering services industry (the "Peer Group"):

Peer Group

ABM Industries, Inc.	Granite Construction, Inc.	Primoris Services Corp.
APiGroup, Inc	IES Holdings, Inc.	Sterling Infrastructure, Inc.
Archrock, Inc.	KBR, Inc.	Tetra Tech, Inc.
Arcosa, Inc.	MasTec, Inc.	Tutor Perini Corporation
Clean Harbors, Inc.	MYR Group, Inc.	Valmont Industries, Inc.
Comfort Systems USA, Inc.	NOV, Inc.	
Emcor Group, Inc.		

In addition, the Compensation Consultant periodically conducts a competitive market positioning review as the Compensation Committee determines is needed. The Compensation Consultant performed a review in February 2025, which was reviewed and considered by the Compensation Committee to set executive compensation for fiscal 2026. In years that the Compensation Committee does not commission a review, it establishes compensation targets for the Named Executive Officers by utilizing the prior year's compensation amounts, generally making adjustments to those amounts for movements in market compensation levels based on a variety of third-party industry surveys, as well as the Compensation Consultant's own proprietary information.

Peer Group data constituted one of several factors that the Compensation Committee considered in making compensation decisions for fiscal 2026. Other significant factors considered by the Compensation Committee in the evaluation and decision-making process included overall business and industry conditions, the general economic environment, the Company's strategic business objectives, as well as the individual responsibilities, past performance, experience, skills and tenure and achievements of each Named Executive Officer and their expectations for future performance.

In February 2026, the Compensation Consultant provided information to the Compensation Committee regarding its independence under the rules of the SEC and the listing standards of the NYSE. The Compensation Committee concluded that no conflict of interest exists that would prevent the Compensation Consultant from independently representing the Compensation Committee.

Role of the CEO

The CEO, in consultation with the Compensation Committee, establishes the strategic direction of the executive compensation program. In the first quarter of each fiscal year, the CEO meets with the Compensation Committee to discuss the prior year's financial results and to evaluate the performance of the other Named Executive Officers. This evaluation, together with the Compensation Committee's own judgment, taking into account the results of the most recent competitive market positioning review, is used to determine the individual compensation of those Named Executive Officers. The Compensation Committee is responsible for evaluating the CEO's performance and is solely responsible for setting the level and elements of his compensation. The CEO is not present when the Compensation Committee discusses and determines his compensation.

Core Pay Elements of the Executive Compensation Program

The Compensation Committee considers each pay element under the executive compensation program individually and in aggregate when making decisions regarding amounts that may be awarded to Named Executive Officers.

Base Salaries

Named Executive Officers are provided with a base salary which recognizes the value of the executive's skills, tenure, experience, prior record of achievement and importance to the Company. Base salary levels are set to attract and retain quality executives, to provide a fixed base of cash compensation and to recognize the challenges and varied skill requirements of different positions.

Base salaries are reviewed at the beginning of each fiscal period and from time to time in connection with a change in the executive's responsibility. During fiscal 2026, the CEO's base salary was reviewed in August 2025 and the COO's base salary was reviewed in May 2025 as a result of the timing of their appointments to their positions during fiscal 2025. The base salaries of all other Named Executive Officers (except for Ms. Ramshaw who commenced employment with the Company on February 17, 2025), were reviewed in March 2025.

In making his recommendation to the Compensation Committee, the CEO reviews the performance of the other Named Executive Officers, market compensation levels for comparable positions, the succession planning strategies of the Company, the annual salary budget and the overall financial health and performance of the Company. The Compensation Committee reviews the CEO's recommendations and together with its own judgments, sets base salaries relative to the recommendations. The Compensation Committee utilizes a formal study of market compensation levels prepared by the Compensation Consultant in order to evaluate the executives' base salaries and the CEO's recommendations.

The Compensation Committee directly sets the base salary for the CEO. The Compensation Committee does so through an evaluation of the performance of the CEO, including an assessment of his contribution to the development of the Company's culture of ethics and compliance. This process includes a formal survey by all of the Company's non-employee directors. The survey is typically conducted annually and augmented by informal communications from the Company's non-employee directors to the Compensation Committee. Mr. Peyovich was promoted from COO to CEO on November 30, 2024 and received a salary increase at that time from $840,000 to $1,125,000 to reflect his greater responsibilities as CEO. The Committee also reviewed Mr. Peyovich's base salary in August 2025, as required by the terms of his employment agreement, and increased his base salary to $1,181,300 at that time to reflect his continued superior performance and to bring his salary within the median of CEO salaries for the Peer Group. Going forward, Mr. Peyovich's base salary will be reviewed in February of each year simultaneously with all other Named Executive Officers as part of the Committee's usual annual compensation review process.

In addition, the Compensation Committee evaluates market compensation levels as set forth in the independent compensation consultant's most recent study and other relevant information. Based on that review and based upon each officer's positive performance for the prior year, all Named Executive Officers, except for Ms. Ramshaw who was appointed as the Company's Vice President & CHRO on February 17, 2025, received an increase to their base salaries in fiscal 2026 in order to maintain compensation levels consistent with increases in the broader marketplace, to keep executive officer base salary near the market median and for retention purposes. Mr. Wetherington's commenced his employment as COO with the Company on October 7, 2024 and at that time his base salary was initially set at $725,000. The Committee also reviewed Mr. Wetherington's base salary in May 2025, as required by the terms of his employment agreement, and increased his base salary at that time to $800,000 to reflect his ongoing exemplary performance and to bring his salary near the market median for COO salaries for the Peer Group. Going forward, Mr. Wetherington's base salary will be reviewed in February of each year simultaneously with all other Named Executive Officers as part of the Committee's usual annual compensation review process.

The Compensation Committee recommended, based on the factors described above, and the Board approved, the following base salaries for the Named Executive Officers during fiscal year 2026:

Named Executive Officer	Fiscal 2026 Base Salary	% Change From Prior Year
Daniel S. Peyovich [1]	$1,183,000	5.00%
Kevin M. Wetherington	$ 800,000	10.34%
H. Andrew DeFerrari	$ 675,000	7.14%
Jill L. Ramshaw [2]	$ 450,000	—%
Ryan F. Urness	$ 590,000	8.06%

[1]   Mr. Peyovich's initial base salary as CEO was set as $1,125,000 at the time he was appointed to the position on November 30, 2024. His base salary was also reviewed in August 2025 in connection with the required annual review under the terms of his employment agreement and was increased at the time to $1,181,300. His percentage increase reflects the change from his initial CEO base salary, which was in effect at the beginning of fiscal year 2025, to his current base salary.

[2]   Mrs. Ramshaw commenced her employment with the Company on February 17, 2025 as its Vice President and Chief Human Resources Officer, and was promoted to Senior Vice President and Chief Human Resources Officer on March 3, 2026.

Performance-Based Annual Cash Incentives

The Compensation Committee grants to Named Executive Officers the opportunity to earn an annual cash incentive award that recognizes and rewards individual performance which meaningfully enhances the operations of the Company during a fiscal year. Awards are designed to communicate to an executive that good performance and the execution of business goals and strategies are recognized and valued. The Company's "pay-for-performance" philosophy for such awards is simple and applies to all employees who are eligible to share in the Company's success through incentive bonuses: if we exceed our financial objectives, we will pay more; if we fail to reach them, we will pay less or nothing at all. Furthermore, the Compensation Committee believes annual cash incentive awards strongly encourage an executive to continuously improve their efforts in delivering annual results that are aligned with the Company's long-term goals.

Annual Incentive Plan

Annual cash incentive award opportunities for the CEO and Named Executive Officers are determined under the Company's annual incentive plan. These incentive compensation opportunities were determined based upon performance goals established by the Compensation Committee at the beginning of fiscal 2026.

In March 2025, the Compensation Committee established the fiscal 2026 performance measures under the annual incentive plan for Mr. Peyovich and the Named Executive Officers. Awards paid under the annual incentive plan are designed to be "at-risk" depending upon the performance of the Company and, accordingly, have exhibited significant variability from year to year. For fiscal 2026, the Compensation Committee determined that it did not need to modify the threshold percentage of contract revenues from the previously established 2.5%, which is used to evaluate earnings quality as further described below.

As described in more detail below, for fiscal 2026, the annual incentive cash award opportunity under the annual incentive plan consisted of two parts:

- Part 1: A determination based on the operating earnings, contract revenues, net income and cash flows of the Company.
- Part 2: A determination based on the Compensation Committee's consideration of the payout level under Part 1 of the annual incentive plan, as well as the Compensation Committee's consideration of other financial and non-financial performance factors.

Fiscal 2026 Annual Incentive Award Determination

The following table sets forth the range of potential award payouts and the total determined payouts under Parts 1 and 2 of the annual incentive plan for fiscal 2026:

| Name | Target Award as Percentage of Base Compensation | Range of Potential Payout | | | Determined Payout | Determined Award as Percentage of Target | Determined Award as Percentage of Base Compensation |
		Threshold	Target	Maximum			
Daniel S. Peyovich	115%	$—	$1,352,698	$3,058,273	$ 3,058,273	226%	260%
Kevin M. Wetherington	100%	$—	$ 795,769	$1,790,480	$ 1,790,480	225%	225%
H. Andrew DeFerrari	90%	$—	$ 619,183	$1,393,162	$ 1,393,162	225%	203%
Jill L. Ramshaw	70%	$—	$ 302,884	$ 681,490	$ 681,490	225%	158%
Ryan F. Urness	80%	$—	$ 481,077	$1,082,423	$ 1,082,423	225%	180%

The determined payout for each Named Executive Officer is set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 49 of this Proxy Statement.

Part 1 of Annual Incentive Plan

The payout for the Named Executive Officers under Part 1 of the annual incentive plan was determined by evaluating the earnings quality for fiscal 2026 in relation to operating margin performance against a pre-established threshold percentage of 2.5% of contract revenues to reflect the projected operating environment for fiscal 2026. Each year, the Compensation Committee reviews the Company's prior year performance, together with the forecasted financial results for the current fiscal year, and adjusts the threshold percentage of contract revenues in a manner that is anticipated to be challenging, yet achievable. This threshold percentage has historically ranged from 1% to 4%. The threshold percentage of contract revenues used to evaluate earnings quality for fiscal 2026 was set at 2.5%, which remained the same as the threshold percentage that was established for fiscal 2025. The use of a threshold amount of contract revenues ensures that the Company's performance exceeds a pre-established base level before any award is earned. Thus, under Part 1 of the annual incentive plan, no incentive award is earned unless the threshold level of annual performance has been achieved.

If the 2.5% threshold percentage of contract revenues is achieved, payouts under the annual incentive plan are calculated based on a payout percentage that is a function of the Company's cash flow ratio. The performance goals established by the Compensation Committee for fiscal 2026 applied a pre-established payout percentage described below to the Company's operating earnings (before asset impairments, annual incentive plan compensation, amounts associated with the extinguishment of debt or modification or termination of debt-related agreements, the after-tax impact of amounts attributable to changes to the Company's capital structure (debt or equity), the impact of certain accounting charges and amounts for amortization of debt discount) ("Operating Earnings") above the pre-established threshold percentage of contract revenues of 2.5%. The pre-established payout percentage varies as a function of the Company's cash flow ratio, which is measured as the ratio of (i) operating cash flow to (ii) net income before asset impairments, annual incentive plan compensation for the individual, amounts associated with changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements and amounts associated with the issuance of new debt or equity instruments, payments made to a customer to obtain a new contract or extend or modify an existing contract, and amounts for amortization of debt discount. For purposes of determining net income before asset impairments and annual incentive plan compensation for the individual only, (i) the provision for income taxes excludes any impact of the application of FASB Accounting Standards Update No. 2016-09; and (ii) the impact on the Company's income taxes resulting from the re-measurement of certain assets and liabilities under Tax Reform is also excluded.

Each fiscal year, the Compensation Committee reviews each of the elements included in the annual incentive plan and sets performance goals that reflect the Compensation Committee's assessment of the Company's earnings potential, projected operating environment and the general economic climate. Accordingly, performance goals may vary from year to year in order to ensure that an appropriate base level of performance is achieved before any award is paid out, subject to the discretion of the Compensation Committee as described above. This review also ensures that the annual incentive plan performs as designed and incents superior performance aligned with achieving the Company's strategic goals and operating plans.

As part of its review for fiscal 2026, the Compensation Committee reviewed both the levels of the Company's cash flow ratio and the pre-established payout percentages to appropriately reflect the Company's projected operating environment and its impact on working capital. For fiscal 2026, the Compensation Committee did not modify the Company's previously established cash flow ratio for Part I but did update the pre-established payout percentages. Each Named Executive Officer's payout percentage was based upon pre-set threshold, target and stretch revenue goals for fiscal 2026. The Compensation Committee believes that these modifications were necessary to ensure that the payout level under Part 1 continued to incent all of the Named Executive Officers for superior performance.

For fiscal 2026, the range of pre-established payout percentages for each of the Named Executive Officers was as follows:

Eligible Profit Percentages[1]	Daniel S. Peyovich			Kevin M. Wetherington			H. Andrew DeFerrari		
Cash Flow Ratio [2]	Threshold Percentage	Target Percentage	Stretch Percentage	Threshold Percentage	Target Percentage	Stretch Percentage	Threshold Percentage	Target Percentage	Stretch Percentage
≤ 0.25	0.14%	0.14%	0.14%	0.10%	0.10%	0.10%	0.08%	0.08%	0.08%
0.50	0.19%	0.24%	0.75%	0.12%	0.15%	0.47%	0.09%	0.12%	0.36%
1.00	0.35%	0.45%	0.96%	0.21%	0.27%	0.58%	0.16%	0.21%	0.45%
≥ 2.00	0.75%	0.96%	0.96%	0.47%	0.58%	0.58%	0.36%	0.45%	0.45%

Eligible Profit Percentages[1]	Jill L. Ramshaw			Ryan F. Urness		
Cash Flow Ratio [2]	Threshold Percentage	Target Percentage	Stretch Percentage	Threshold Percentage	Target Percentage	Stretch Percentage
≤ 0.25	0.05%	0.05%	0.05%	0.07%	0.07%	0.07%
0.50	0.06%	0.07%	0.17%	0.08%	0.10%	0.27%
1.00	0.09%	0.11%	0.24%	0.13%	0.16%	0.35%
≥ 2.00	0.17%	0.24%	0.24%	0.27%	0.35%	0.35%

(1) As permitted by the terms of the annual incentive plan, in light of mid-year adjustments to the base salaries of Mr. Peyovich and Mr. Wetherington, the Committee made corresponding adjustments to the Part I pre-established percentages. The Committee also adjusted the Part I AIP for all Named Executive Officers to exclude the impact of the Company's acquisition of Power Solutions, LLC ("Power Solutions"), which occurred on December 23, 2025, on the financial results, including any impact related to amortization expense of intangible assets of Power Solutions and any related income tax effects.

(2) Results between Cash Flow Ratios of 0.25 and 0.50, 0.50 and 1.00, and 1.00 and 2.00 and Contract Revenues of $5.170 and $5.242 billion and $5.242 and $5.315 billion are interpolated between the nearest payout percentages based on the actual cash flow ratio and Contract Revenue achieved.

The use of a threshold amount of contract revenues ensures that the Company's performance exceeds a pre-established base level before any award is earned. Thus, under Part 1 of the annual incentive plan, no incentive award is earned unless the threshold level of annual performance has been achieved. The reliance on cash flow and earnings measures in determining the payout amount reflects the importance to the Company of both operating margins and cash flow discipline.

The fiscal 2026 performance goals were structured so that acceptable margins without solid cash flows would have resulted in only a partial award payment, while solid cash flows absent acceptable margins would have resulted in no award payment at all. Once the threshold percentage is achieved, only incremental cash flows and incremental Operating Earnings generate an increase to the award payout. The use of both Operating Earnings and cash flow as performance measures ensures that only high-quality earnings and operating cash flow discipline result in the payout of awards, as both income statement and balance sheet performance is required.

For fiscal 2026, Operating Earnings were above the threshold contract revenues and the payout ratio percentage and cash flow ratios were exceeded applicable to all the Named Executive Officers.

Following the completion of audited financial results for fiscal 2026, the Compensation Committee certified the level achieved of the performance goals. The following table sets forth the results achieved against the performance goals and the determined payouts under Part 1:

Name	Eligible Operating Earnings Above Threshold Contract Revenues Attained	Percentage of Maximum Amount Attained	Cash Flow Ratio	Payout Ratio Percentage	Determined Payout under Part 1		
					Maximum Payout as a Percentage of Base Salary	Determined Payout as a Percentage of Base Compensation	Determined Payout
Daniel S. Peyovich	$286,017,078	170.0%	1.970	0.96%	170%	170%	$ 1,999,640
Kevin M. Wetherington	$284,749,285	150.0%	1.980	0.58%	150%	150%	$ 1,193,654
H. Andrew DeFerrari	$284,351,966	135.0%	1.980	0.45%	135%	135%	$ 928,774
Jill L. Ramshaw	$283,640,295	105.0%	1.980	0.24%	105%	105%	$ 454,327
Ryan F. Urness	$284,041,228	120.0%	1.980	0.35%	120%	120%	$ 721,615

Part 2 of Annual Incentive Plan

The Compensation Committee initially considers the payout level under Part 1 of the annual incentive plan when determining whether the Named Executive Officers should be awarded a payout under Part 2 of the annual incentive plan. The Compensation Committee, in its discretion, then considers other financial, non-financial performance and individual performance factors to determine the payout level under Part 2 of the annual incentive plan. For fiscal 2026, the maximum payout as a percentage of base salary available under Part 2 of the annual incentive plan was 90% for Mr. Peyovich, 75% for Mr. Wetherington, 67.5% for Mr. DeFerrari, 52.5% for Ms. Ramshaw and 60% for Mr. Urness.

In making its decisions with respect to the amount to be paid to Mr. Peyovich under Part 2 for fiscal 2026, the Compensation Committee considered the payout level under Part 1 of the annual incentive plan, the Company's strong financial performance during fiscal 2026 under Mr. Peyovich's leadership and strategic vision and his strong individual performance and successful transition to CEO. Based upon these factors, the Compensation Committee determined that the maximum payout under Part 2 of the annual incentive plan was warranted for Mr. Peyovich.

With respect to the amounts to be paid to each of Mr. Wetherington, Mr. DeFerrari, Ms. Ramshaw and Mr. Urness under Part 2 for fiscal 2026, the Compensation Committee considered the payout level under Part 1 of the annual incentive plan, each executive officer's continued successful leadership of their functional departments and their exemplary individual performances coupled with the Company's strong financial performance. Accordingly, the Compensation Committee determined that the maximum payout under Part 2 of the annual incentive plan was warranted for each Named Executive Officer. The Committee believes that all cash incentive awards made for the Named Executive Officers are in line with the Company's compensation philosophy of providing awards to properly incentivize and retain executive leadership.

The following table sets forth the amounts determined under Part 2:

| | | Determined Payout under Part 2 | |
Name	Percentage of Maximum Amount Attained	Determined Payout as a Percentage of Base Salary	Determined Award Payout
Daniel S. Peyovich	100%	90%	$1,058,633
Kevin M. Wetherington	100%	75%	$ 596,827
H. Andrew DeFerrari	100%	67.5%	$ 464,387
Jill L. Ramshaw	100%	52.5%	$ 227,163
Ryan F. Urness	100%	60%	$ 360,808

The annual incentive awards paid to each of the Named Executive Officers is set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 49 of this Proxy Statement.

Long-Term Equity-Based Compensation

During fiscal 2026, Named Executive Officers were eligible to receive grants of long-term equity-based compensation awards under the Company's 2012 Long-Term Incentive Plan. Equity-based awards made to the Named Executive Officers have historically consisted of time-vesting RSUs, performance-vesting RSUs and time-vesting stock options. Each year, the Compensation Committee determines which mix of equity-based instruments will best achieve the objectives of the executive compensation program. No stock options were granted during fiscal 2026.

In making this determination, the Compensation Committee takes into consideration key business priorities, Peer Group trends, potential shareholder dilution, general business and industry conditions, the general economic environment, the Company's strategic business objectives and each Named Executive Officer's experience, skills and potential contributions to Company performance. Using these factors, the Compensation Committee sets meaningful objectives for the Company's annual performance goals. In addition, the Compensation Committee considers the long-term incentive value of the equity-based awards to the Named Executive Officers as balanced against the corresponding compensation expense to the Company. As a result, this allocation of equity-based instruments may vary from year to year because of changes to one or more of the foregoing factors.

The Compensation Committee granted long-term equity awards to the Named Executive Officers in March 2025 (other than Ms. Ramshaw who also received a grant in connection with the commencement of her employment with the Company on February 17, 2025) and intends to consider making grants of long-term equity awards each March. While the Compensation Committee does not use a fixed percentage or formula, it generally targets the aggregate value of such long-term equity awards to the median of comparable positions in the Peer Group. For Named Executive Officers other than the CEO, individual long-term equity awards, including for performance-based and time-based RSUs, are recommended by the CEO for consideration and approval by the Compensation Committee. In limited instances, long-term equity awards may also be granted to recognize outstanding performance during the year or at the initiation of employment for newly hired key executives. During fiscal 2026, no equity awards were made to the Named Executive Officers outside of the Company's regular equity grant cycle in March 2025, other than to Ms. Ramshaw in connection with the commencement of her employment with the Company on February 17, 2025.

For fiscal 2026, the Compensation Committee determined that an equal allocation of 50% each for performance-vesting RSUs and time-vesting RSUs (based on the grant date values provided to the Compensation Committee by the Compensation Consultant) would be appropriate for long-term equity awards to be granted to the Named Executive Officers when those awards were made in March 2025. The Compensation Committee determined this allocation was appropriate for the Named Executive Officers to properly incentivize their performance for fiscal 2026 and to reward their contributions to Company performance.

Policies and Practices Related to the Grant of Equity Awards Close in Time to the Release of Material Nonpublic Information

The equity grants made to all Named Executive Officers (other than Ms. Ramshaw) in March 2025 were determined by using the closing price of the Company's common stock on the NYSE for the 20-day trading period ending on the second trading day prior to the applicable date of grant. Prior to March 2025, the Compensation Committee's practice to determine the number of performance-vesting RSUs and time-vesting RSUs to be awarded to the Named Executive Officers, was to use the closing price of the Company's common stock on the NYSE for the 45-day trading period ending on the second trading day prior to the applicable date of grant; provided that the 45-day average may not be more than 5% above or below the actual stock price at the end of such 45-day period. This method was applied to Ms. Ramshaw's equity grant made in February 2025. The March meeting of the Compensation Committee occurs approximately one month following the Company's release of the financial results for the prior fiscal year through the filing of the Company's Annual Report on Form 10-K and the filing of a Current Report on Form 8-K and accompanying earnings release and earnings call.

The Compensation Committee and the Board do not take material nonpublic information into account when determining the timing and terms of any equity awards, and the disclosure of any material nonpublic information is not timed on the basis of equity award grant dates. Instead, the timing of equity award grants is in accordance with our yearly compensation cycle, with such awards granted shortly after the start of the new fiscal year to incentivize our executive officers to deliver on the Company's strategic objectives for that fiscal year. The Company has not timed the disclosure of material nonpublic information to affect the value of executive compensation.

Performance-Vesting Restricted Stock Units

Performance-vesting RSUs focus on long-term operational performance, which creates shareholder value, while stock options and time-vesting RSUs emphasize the Company's commitment to shareholder return. These awards are designed to align the interests of our executives with those of shareholders by encouraging executives to enhance the value of the Company and, hence, the price of the Company's stock. Furthermore, these long-term equity awards contain vesting provisions that require continuous service over multiple years and thereby promote executive retention. Except in limited circumstance and with respect to certain terminations following a change of control of the Company, continued employment at the time of vesting generally is required with respect to long-term equity awards.

On March 25, 2025, the Compensation Committee granted performance-vesting RSUs to each of the Named Executive Officers in line with the Company's pay-for-performance goals. These performance-vesting RSUs vest in three annual installments on each of March 30, 2026, March 30, 2027 and March 30, 2028, subject to the Company achieving annual pre-tax income and operating cash flow goals (the "Annual Goals") pre-established by the Compensation Committee for the applicable four-quarter period (a "Performance Year") ending on the last day of fiscal 2025, 2026 and 2027, respectively, consistent with the performance measurement period for outstanding performance-vesting RSUs granted previously. We believe the use of annual operating performance goals demonstrates our commitment to pay-for-performance objectives as it keeps our executives focused on delivering results year-over-year that are aligned with enhancing shareholder value. As discussed below, in addition to the performance units earned when Annual Goals are met, each year the Named Executive Officers have the opportunity to earn supplemental RSUs if the Company achieves cumulative qualifying earnings and operating cash flow ratio goals based on the previous three applicable four-quarter periods (the "Three-Year Goals"). Upon the satisfaction of the relevant vesting requirements discussed below, each performance-vesting RSU is settled for one share of Company common stock.

The awards of performance-vesting RSUs granted to the Named Executive Officers for fiscal 2026 totaled $4,859,540 based on the grant date fair value as of March 25, 2025. The Named Executive Officers received the following percentages of their respective base salaries in the form of performance-vesting RSUs: Mr. Peyovich, 159%; Mr. Wetherington, 147%; Mr. DeFerrari, 127%; Ms. Ramshaw 85%; and Mr. Urness, 95%.

For the annual performance unit awards granted in fiscal 2026 to vest, the Company's operating earnings with respect to the performance awards (before asset impairments, performance unit compensation, amounts recorded for changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements, and amounts associated with the issuance of new debt or equity instruments, and the impact of certain accounting charges and amounts for amortization of debt discount) (the "Performance Awards Operating Earnings") for the relevant Performance Year must exceed certain pre-established targets, which are set forth as a percentage of contract revenue. If Performance Awards Operating Earnings exceed the pre-established threshold target, the potential annual payout is determined based upon the ratio of operating cash flow to qualifying net income that is achieved for the relevant Performance Year. The components of the Annual Goals and the potential vesting percentage and annual payout of performance-vesting RSUs are set forth in the following table:

Performance Year Qualifying Performance Awards Operating Earnings	Potential Vesting Percentage[1]	Performance Year Ratio of Operating Cash Flow to Qualifying Net Income[2]	Award Payout Percentage
2.5% or less of Contract revenue	None	Less than 0.25	75%
5.0% or more of Contract revenue	100 %	1.0 or greater	100%

[1] For qualifying Performance Awards Operating Earnings between 2.5% and 5.0% of contract revenue, the percentage of the potential award vesting is interpolated between 0% and 100%.

[2] For cash flow ratios between 0.25 and 1.0, the percentage of the potential award vesting is interpolated between 75% and 100%.

Due to the vesting requirements and general macroeconomic uncertainty, including within the industry in which the Company operates, the likelihood that the pre-established targets described above will be achieved may vary greatly from year to year. The use of a threshold amount ensures that performance exceeded a pre-established base level before any award is earned. The reliance on earnings and cash flow measures in determining the level of vesting reflects the importance to the Company of both operating margins and cash flows. Similar to the annual incentive plan, no award is earned absent acceptable margins and the level of award is reduced if the pre-established cash flow ratio is not met. The Compensation Committee believes that performance targets are set at a level consistent with superior performance.

Supplemental Three-Year Performance Awards

If the Three-Year Goals are achieved, the Named Executive Officers will each vest in additional restricted stock units of up to 100% of the number of performance units vesting in the third year upon the satisfaction of the relevant Annual Goals. Vesting of these supplemental units occurs only if cumulative Performance Awards Operating Earnings for the previous three-year periods exceed certain pre-established targets, which are set forth as a percentage of contract revenue for the previous three applicable three-year periods. No supplemental units will vest if the cash flow ratio does not equal or exceed 0.50, in each case over the same cumulative three-year periods.

The components of the Three-Year Goals for fiscal 2026 and the potential payout of performance units are set forth in the following table:

Cumulative Qualifying Earnings for the Applicable Three-Year Period	Potential Vesting Percentage[1]	Cumulative Ratio of Operating Cash Flow to Qualifying Net Income for the Applicable Three-Year Period[2]	Supplemental Payout Percentage
5.0% or less of Contract revenue	None	Less than 0.50	0%
10% of Contract revenue or greater	100 %	1.0 or greater	100%

[1] For qualifying earnings between 5.0% and 10% contract revenue, the percentage of the potential award vesting is interpolated between 0% and 100%.

[2] For cash flow ratios between 0.50 and 1.0, the percentage of the potential award vesting is interpolated between 0% and 100%.

Supplemental units are only earned when the Annual Goals are met. Consequently, strong prior performance does not ensure vesting if unaccompanied by current performance. The three-year performance required to earn supplemental units is more difficult to achieve than that required to earn an annual target award and is based on the Company's three-year cumulative Performance Awards Operating Earnings (adjusted as described above) as a percentage of contract revenue and three-year cumulative operating cash flow performance attained. The performance measures selected, operating margin and cash flow, require both income statement and balance sheet performance on a three-year cumulative basis. These performance measures provide that good margins without acceptable cash flows result in reduced vesting of the annual awards or the elimination of vesting of any supplemental awards, while acceptable cash flows absent acceptable margins result in no vesting.

Information regarding the fair market value and target number of performance-vesting RSUs granted to the Named Executive Officers for fiscal 2026 is set forth in the Grant of Plan-Based Awards Table on page 50 of this Proxy Statement.

Determination of Annual Stock Awards

The Named Executive Officers (other than Mr. Wetherington, whose employment commenced on October 7, 2024 and Ms. Ramshaw, whose employment commenced on February 17, 2025) were each granted awards of performance-vesting RSUs for fiscal 2024, fiscal 2025 and fiscal 2026.

Based on the Company's performance for fiscal year 2026, the Named Executive Officers will vest in the following percentages of their respective target annual awards with respect to their fiscal 2026, 2025, and 2024 grants of performance-vesting restricted stock as applicable:

Name	Year of Award	Percentage of Contract Revenue Attained	Ratio of Operating Cash Flow to Qualifying Net Income Attained	Percentage of Target Annual Performance Units Attained	Number of Annual Performance Units Vested
Daniel S. Peyovich	Fiscal 2026	8.00%	1.9x	100.00%	3,881
	Fiscal 2025	8.00%	1.9x	100.00%	2,189
	Fiscal 2024	8.00%	1.9x	100.00%	2,903
Kevin M. Wetherington	Fiscal 2026	8.00%	1.9x	100.00%	2,419
H. Andrew DeFerrari	Fiscal 2026	8.00%	1.9x	100.00%	1,774
	Fiscal 2025	8.00%	1.9x	100.00%	1,905
	Fiscal 2024	8.00%	1.9x	100.00%	2,572
Jill L. Ramshaw	Fiscal 2026	8.00%	1.9x	100.00%	790
Ryan F. Urness	Fiscal 2026	8.00%	1.9x	100.00%	1,161
	Fiscal 2025	8.00%	1.9x	100.00%	1,227
	Fiscal 2024	8.00%	1.9x	100.00%	1,677

Determination of Supplemental Three-Year Stock Awards

Based on the Company's performance for each of fiscal 2026, 2025 and 2024, the Named Executive Officers (other than Mr. Wetherington, whose employment commenced on October 7, 2024 and Ms. Ramshaw, whose employment commenced on February 17, 2025) will vest in the following percentages of their respective three-year awards with respect to their fiscal 2026, 2025 and 2024 grants of performance-vesting restricted stock, as applicable:

Name	Year of Award	Percentage of Cumulative Qualifying Earnings Attained	Cumulative Ratio of Operating Cash Flow to Qualifying Net Income Attained	Percentage of Target Supplemental Units Attained	Number of Supplemental Units Vested
Daniel S. Peyovich	Fiscal 2026	7.50%	1.6x	49.00%	1,902
	Fiscal 2025	7.50%	1.6x	49.00%	1,073
	Fiscal 2024	7.50%	1.6x	49.00%	1,422
Kevin M. Wetherington	Fiscal 2026	7.50%	1.6x	49.00%	1,185
H. Andrew DeFerrari	Fiscal 2026	7.50%	1.6x	49.00%	869
	Fiscal 2025	7.50%	1.6x	49.00%	932
	Fiscal 2024	7.50%	1.6x	49.00%	1,260
Jill L. Ramshaw	Fiscal 2026	6.47%	1.27x	29.42%	387
	Fiscal 2025	6.47%	1.27x	29.42%	—
Ryan F. Urness	Fiscal 2026	7.50%	1.6x	49.00%	569
	Fiscal 2025	7.50%	1.6x	49.00%	601
	Fiscal 2024	7.50%	1.6x	49.00%	822

Time-Vesting RSUs

A time-vesting RSU is designed to enhance retention of the Named Executive Officers by rewarding continued employment, as terminating employment generally results in the forfeiture of the unvested awards. This retention effect is further enhanced if the price of the Company's common stock increases.

Because the value of time-vesting RSUs increases as the market value of the Company's common stock increases, time-vesting RSUs also incent award recipients to drive performance that leads to improvement in the market value of the Company's common stock. The shares of common stock received by the Named Executive Officers upon vesting of the time-vesting RSUs are subject to shareholding requirements. See "Stock Ownership Policy for the Named Executive Officers" beginning on page 47 of this Proxy Statement.

In March 2025, the Compensation Committee granted time vesting restricted stock units having an aggregate grant date value of approximately $5,151,610 to the Named Executive Officers. The Compensation Committee determined equity amounts for the Named Executive Officers and the equity mix by comparing against the peer group and the market. The value of these individual grants was approximately 159% of Mr. Peyovich's base salary, 147% of Mr. Wetherington's base salary; 127% of Mr. DeFerrari's base salary, 150% of Ms. Ramshaw's salary; and 95% of Mr. Urness' base salary for fiscal 2026. The time-vesting RSUs generally vest in three equal annual installments commencing on the anniversary of the grant date.

Information regarding the fair value and the number of time-vesting RSUs that the Named Executive Officers were granted during fiscal 2026 is shown in the Grant of Plan-Based Awards Table on page 50 of this Proxy Statement.

Other Benefits

The Company provides a range of retirement and health and welfare benefits that are designed to assist in attracting and retaining employees and to reflect general industry competitive practices. The Named Executive Officers are eligible for the following benefits:

401(k) Plan

The Company maintains a tax qualified defined contribution retirement plan (the "401(k) Plan") that covers substantially all salaried and hourly employees. Each of the Named Executive Officers participates in the 401(k) Plan. Participants may contribute up to 75% of their compensation on a before-tax basis into their 401(k) Plan accounts, subject to statutory limits. In addition, the Company matches an amount equal to 50% for each dollar contributed by participants on the first 6% of their eligible earnings. For calendar year 2025, the prescribed annual limit is $23,500. The Compensation Committee believes that providing a vehicle for tax-deferred retirement savings through our 401(k) Plan, and making matching contributions adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our executive officers, in accordance with the Company's compensation policies.

Health and Welfare Plans

Benefits for active employees such as medical, dental, vision, life insurance and disability coverage are available to substantially all salaried and hourly employees through the Company's flexible benefits plan. Employees contribute to the cost of the benefits plan by paying a portion of the premium costs.

Named Executive Officers participate in the medical, dental and vision plans on terms identical with those afforded all other employees. In addition, the Company provides certain key employees, including the Named Executive Officers, with additional life insurance and disability coverage at no cost to the individual. The amount paid on behalf of the Named Executive Officers is set forth in the "All Other Compensation" column of the Summary Compensation Table on page 49 of this Proxy Statement.

Perquisites and Executive Benefits

The Company provides executive officers, including the Named Executive Officers, with limited perquisites and executive benefits, namely, premiums paid by the Company for group term life insurance and long-term disability insurance. As described above, the Company also provides matching contributions to the 401(k) Plan on the same basis as those matching contributions made for all other employees of the Company. The Compensation Committee periodically reviews the perquisites provided to the Company's executive officers under the executive compensation program.

Severance and Change of Control Benefits

Messrs. Peyovich , DeFerrari, Wetherington, Urness and Ms. Ramshaw are provided with severance benefits under individual arrangements negotiated with the Company. The Company provides for the payment of severance benefits to these executives upon certain types of employment terminations both on or prior to and following a change of control. The terms and payment amounts reflect the Compensation Committee's determination of competitive practices at those companies that the Company competes with for executive talent at the time the arrangements were entered into and were based, in part, on market information provided by its independent compensation consultant. The terms of the individual arrangements are described below under "Employment and Separation Agreements" beginning on page 60 of this Proxy Statement, and a calculation of the estimated severance benefits that would be payable to each executive under their respective arrangements upon the occurrence of certain events, is set forth under the Potential Payments Upon Termination of Employment or Change of Control table beginning on page 58 of this Proxy Statement.

Prohibition on Hedging, Pledging and Short Sales

As further described under "Prohibition of Hedging or Pledging of Company Stock by Non-Employee Directors and Executive Officers" on page 23 of this Proxy Statement, no member of the Company's Board, officers or other employee of the Company, or consultant or contractor to the Company, may directly or indirectly participate in transactions involving trading activities that by their nature are aggressive or speculative, or may give rise to an appearance of impropriety. We prohibit such persons from engaging in short sales, pledges or derivative security transactions.

Stock Ownership Policy for the Named Executive Officers

The Board has established a Stock Ownership Policy for the CEO, the other Named Executive Officers and the non-employee directors to further align their economic interests with those of the Company's shareholders. The Stock Ownership Policy for the non-employee directors is further described under "Board of Directors and Corporate Governance Information—Board Practices, Policies and Processes—Stock Ownership Policy for Non-Employee Directors" on page 22 of this Proxy Statement. Under this policy, stock ownership includes shares (including vested and unvested time-vesting RSUs) owned directly or held in trust by an individual. The policy does not include shares that an individual has the right to acquire through stock options, performance-vesting restricted stock or performance-vesting RSUs. The policy requires share ownership expressed as a number of shares of Company common stock that approximates a value of five times the CEO's annual base salary and three times the annual base salary for all other Named Executive Officers. All Named Executive Officers generally are expected to comply with the Stock Ownership Policy within five years of becoming subject to the guidelines but any Named Executive Officer that moves to a position with a higher stock level will have five years from the date of the change in position to satisfy the higher stock ownership level but must still satisfy the prior stock ownership level within the original five years of the date appointed.

The Company reviews each Named Executive Officer's stock ownership level annually as of December 31st.

All Named Executive Officers are also required to retain 50% of the net after-tax time-vesting restricted stock or time-vesting RSUs he or she acquires under the Company's equity plans until the applicable threshold is achieved. Once achieved, ownership of the policy amounts must be maintained for as long as the CEO or other Named Executive Officers are subject to the Stock Ownership Policy.

As of January 31, 2026, all of the Named Executive Officers had either exceeded their respective goals or are expected to achieve their shareholding requirements within the prescribed time frame.

Compensation Committee Interlocks and Insider Participation

Jennifer M. Fritzsche, Luis Avila-Marco, Eitan Gertel and Carmen M. Sabater are members of the Compensation Committee. No member of the Compensation Committee is a current or former officer or employee of the Company. In addition, there are no compensation committee interlocks between the Company and other entities involving the Company's executive officers and the members of the Board who serve as executive officers of those other entities.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the preceding CD&A as required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for fiscal 2026.

The foregoing report has been furnished on behalf of the Board by the undersigned members of the Compensation Committee.

Compensation Committee

Jennifer M. Fritzsche, Chair
Luis Avila-Marco
Eitan Gertel
Carmen M. Sabater

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation for each of our Named Executive Officers during fiscal 2026:

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2][3][4]	Option Awards[2]	Non-Equity Incentive Plan Compensation [1]	All Other Compensation[5]	Total[6]
Daniel S. Peyovich President and Chief Executive Officer	2026	$1,176,259	$ —	$ 3,762,642	$ —	$ 3,058,273	$14,164	$8,011,338
	2025	$ 883,846	$ —	$ 3,318,890	$926,410	$ 1,591,687	$52,683	$6,773,516
	2024	$ 800,000	$ —	$ 1,240,664	$844,294	$ 1,264,231	$13,594	$4,162,783
H. Andrew DeFerrari Senior Vice President, Chief Financial Officer, and Treasurer	2026	$ 687,981	$ —	$ 1,719,752	$ —	$ 1,393,162	$13,487	$3,814,382
	2025	$ 630,000	$1,053,000	$ 2,145,766	$ —	$ —	$11,962	$3,840,728
	2024	$ 600,000	$ 548,100	$ 1,395,688	$ —	$ —	$11,334	$2,555,122
Kevin M. Wetherington Executive Vice President and Chief Operating Officer	2026	$ 795,769	$ —	$ 2,345,026	$ —	$ 1,790,480	$15,578	$4,946,853
	2025	$ 725,000	$ 350,000	$ 1,038,196	$ —	$ —	$ 319	$2,113,515
	2024	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Jill L. Ramshaw Senior Vice President and Chief Human Resources Officer	2026	$ 432,692	$ —	$ 1,058,234	$ —	$ 681,490	$ 3,117	$2,175,533
	2025	$ —	$ —	$ —	$ —	$ —	$ —	$ —
	2024	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Ryan F. Urness Senior Vice President, General Counsel and Secretary	2026	$ 601,346	$ —	$ 1,125,496	$ —	$ 1,082,423	$13,087	$2,822,352
	2025	$ 546,000	$ 825,000	$ 1,517,146	$ —	$ —	$12,358	$2,900,504
	2024	$ 520,000	$ 444,600	$ 904,685	$ —	$ —	$11,753	$1,881,038

[1] For fiscal 2024 and 2025, shows incentive compensation awards, as determined by the Compensation Committee. Please refer to "Executive Compensation—Compensation Discussion and Analysis—Performance-Based Annual Cash Incentives" beginning on page 39 of this Proxy Statement for a description of the cash incentive compensation awards made under the Company's annual incentive plan.

[2] Amounts in these columns represent the aggregate grant date fair value of performance-vesting RSU, time-vesting RSU and option awards granted during the relevant fiscal years computed in accordance with "FASB ASC 718. These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards (such as by exercising stock options). For performance-based awards included in the "Stock Awards" column, the grant date fair value assumes that the Company achieves target performance measures for the applicable performance periods rather than the maximum potential value. Please refer to "Executive Compensation—Compensation Discussion and Analysis—Long-Term Equity-Based Compensation" beginning on page 42 of this Proxy Statement for a description of the performance-vesting RSUs, stock options and time-vesting RSUs (see footnote 3 below for the maximum potential value of the performance-vesting RSUs). For information on the valuation assumptions used in these computations, see Note 19 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal 2026. The terms applicable to the stock awards and the option awards granted for fiscal 2026 are set forth below in the Grant of Plan-Based Awards Table.

[3] The maximum potential grant date fair value for the fiscal 2026 performance-vesting RSUs in the "Stock Awards" column was as follows: Mr. Peyovich - $3,762,642; Mr. DeFerrari - $1,719,752; Mr. Wetherington - $2,345,026; Ms. Ramshaw - $766,164; and Mr. Urness - $1,125,496. The number of performance-vesting RSUs that will vest could be zero, depending on performance over the relevant period. The value realized of any units that vest will depend on the stock price at the time of vesting.

[4] The grant date fair value for the fiscal 2026 time-vesting RSUs included in the "Stock Awards" column was as follows: Mr. Peyovich - $1,881,321; Mr. DeFerrari - $859,876; Mr. Wetherington - $1,172,513; Ms. Ramshaw - $675,152; and Mr. Urness - $562,748. The value realized will depend on the stock price at the time of vesting.

[5] All Other Compensation for fiscal 2026 consists of: (i) Company contributions to the Dycom Industries, Inc. Retirement Savings Plan (Mr. Peyovich - $12,718; Mr. DeFerrari - $12,101; Mr. Wetherington - $14,192; Ms. Ramshaw - $2,077; and Mr. Urness - $11,701) and (ii) premiums paid by the Company for group term life and long-term disability insurance (Mr. Peyovich - $1,446; Mr. DeFerrari - $1,386; Mr. Wetherington - $1,386; Ms. Ramshaw - $1,040; and Mr. Urness - $1,386).

[6] Represents total of all columns in table.

GRANT OF PLAN-BASED AWARDS TABLE

The following table sets forth certain information with respect to grants of performance-vesting and time-vesting RSUs and stock options under the 2012 Long-Term Incentive Plan and the potential range of awards that were approved under the annual incentive plan for each of the Named Executive Officers for fiscal 2026.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Possible Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units [3]	All Other Option Awards: Number of Securities Underlying Options [4]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards [5]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Daniel S. Peyovich	03/25/2025	$ —	$1,352,698	$3,058,273	—	—	—	—	—	$ —	$ —
	03/25/2025	$ —	$ —	$ —	—	11,644	23,288	—	—	$ —	$1,881,321
	03/25/2025	$ —	$ —	$ —	—	—	—	11,644	—	$ —	$1,881,321
H. Andrew DeFerrari	03/25/2025	$ —	$ 619,183	$1,393,162	—	—	—	—	—	$ —	$ —
	03/25/2025	$ —	$ —	$ —	—	5,322	10,644	—	—	$ —	$ 859,876
	03/25/2025	$ —	$ —	$ —	—	—	—	5,322	—	$ —	$ 859,876
Kevin M. Wetherington	03/25/2025	$ —	$ 795,769	$1,790,480	—	—	—	—	—	$ —	$ —
	03/25/2025	$ —	$ —	$ —	—	7,257	14,514	—	—	$ —	$1,172,513
	03/25/2025	$ —	$ —	$ —	—	—	—	7,257	—	$ —	$1,172,513
Jill L. Ramshaw	02/17/2025	$ —	$ —	$ —	—	—	—	1,639	—	$ —	$ 292,070
	03/25/2025	$ —	$ 302,884	$ 681,490	—	—	—	—	—	$ —	$ —
	03/25/2025	$ —	$ —	$ —	—	2,371	4,742	—	—	$ —	$ 383,082
	03/25/2025	$ —	$ —	$ —	—	—	—	2,371	—	$ —	$ 383,082
Ryan F. Urness	03/25/2025	$ —	$ 481,077	$1,082,423	—	—	—	—	—	$ —	$ —
	03/25/2025	$ —	$ —	$ —	—	3,483	6,966	—	—	$ —	$ 562,748
	03/25/2025	$ —	$ —	$ —	—	—	—	3,483	—	$ —	$ 562,748

[1] For fiscal 2026, shows incentive compensation awards under the annual incentive plan.

[2] Represents performance-vesting restricted stock units ("PRSUs") awarded in fiscal 2025 under the Company's 2012 Long-Term Incentive Plan. The PRSUs vest in three substantially equal annual installments commencing on or about the anniversary of the date of grant, subject to meeting certain one-year performance measures. The Named Executive Officers also have an opportunity to vest in supplemental units if the Company satisfies certain three-year performance measures. The relevant one- and three-year performance periods will end on the last day of each of fiscal 2026, fiscal 2027 and fiscal 2028.

[3] Represents time-vesting restricted stock units ("TRSUs") granted under the Company's 2012 Long-Term Incentive Plan. The TRSUs generally vest in three equal annual installments commencing on the anniversary date of the grant.

[4] Represents stock options granted under the Company's 2012 Long-Term Incentive Plan. The stock options vest in four equal annual installments commencing on the anniversary of the date of the grant.

[5] The amounts in this column do not represent amounts that Named Executive Officers received or are entitled to receive. As required by SEC rules, this column represents the grant date fair value of PRSUs at target amounts, TRSUs, and stock options granted to the Named Executive Officers during fiscal 2026. The grant date fair value is the amount that the Company will recognize in its financial statements over the award's vesting schedule, subject to any forfeitures. For PRSUs, the Company will recognize expense only to the extent performance measures are achieved. The grant date fair value was determined under FASB ASC 718. See Note 19 to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for fiscal 2026 regarding assumptions underlying valuation of equity awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth certain information with respect to all outstanding equity awards held by each of the Named Executive Officers as of January 31, 2026.

Name	Date of Grant	Option Awards [1] Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards [2] Number of Shares or Units that Have Not Vested	Market Value of Shares or Units that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market Value or Payout of Unearned Shares, Units, or Other Rights that Have Not Vested
Daniel S. Peyovich	03/29/2021	6,702	—	$ 85.02	03/29/2031				
	03/28/2022	7,974	2,658	$ 97.49	03/28/2032				
	03/28/2022					810 [3]	$ 295,156		
	03/28/2023	6,937	6,938	$ 97.49	03/28/2033				
	03/28/2023					2,178 [4]	$ 793,641		
	03/28/2023							2,903 [5]	$1,057,824
	03/26/2024	2,534	7,604	$141.28	03/26/2034				
	03/26/2024					2,463 [6]	$ 897,493		
	03/26/2024							4,379 [7]	$1,595,664
	11/30/2024					7,978 [9]	$2,907,103		
	03/25/2025							11,644 [13]	$4,242,957
	03/25/2025					11,644 [12]	$4,242,957		
H. Andrew DeFerrari	03/28/2022					1,554 [3]	$ 566,262		
	03/28/2023					3,491 [4]	$1,272,085		
	03/28/2023							2,572 [5]	$ 937,211
	03/26/2024					3,879 [6]	$1,413,469		
	03/26/2024							3,810 [7]	$1,388,326
	12/02/2024					2,517 [10]	$ 917,170		
	03/25/2025					7,257 [12]	$2,644,378		
	03/25/2025							7,257 [13]	$2,644,378
Kevin M. Wetherington	10/07/2024					4,080 [8]	$1,486,711		
	03/25/2025					5,322 [12]	$1,939,284		
	03/25/2025							5,322 [13]	$1,939,284
Jill L. Ramshaw	02/17/2025					1,639 [11]	$ 597,235		
	03/25/2025					2,371 [12]	$ 863,969		
	03/25/2025							2,371 [13]	$ 863,969
Ryan F. Urness	03/28/2022					962 [3]	$ 350,543		
	03/28/2023					2,263 [4]	$ 824,615		
	03/28/2023							1,677 [5]	$ 611,082
	03/26/2024					2,498 [6]	$ 910,246		
	03/26/2024							2,454 [7]	$ 894,213
	12/02/2024					2,181 [10]	$ 794,735		
	03/25/2025					3,483 [12]	$1,269,170		
	03/25/2025							3,483 [13]	$1,269,170

(1)   Options vest ratably in four annual installments commencing on the first anniversary of the date of grant. All exercisable options are fully vested.

(2)   The dollar value in the "Stock Awards" columns was determined using a share price of $364.39, the closing price of a share of the Company's common stock on the NYSE at January 31, 2026.

(3)   On March 28, 2022, Messrs. Peyovich, DeFerrari, and Urness were granted 3,237, 6,215, and 3,844 TRSUs, respectively, which vest ratably in four annual installments commencing on March 30, 2023.

(4)   On March 28, 2023, Messrs. Peyovich, DeFerrari, and Urness were granted 4,354, 6,979, and 4,524 TRSUs, respectively, which vest ratably in four annual installments commencing on March 30, 2024.

(5)   On March 28, 2023, Messrs. Peyovich, DeFerrari, and Urness were granted 8,707, 7,714, and 5,000 PRSUs, respectively. The PRSUs vest in three equal annual installments commencing on March 30, 2024, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2024, 2025 and 2026.

(6)   On March 26, 2024, Messrs. Peyovich, DeFerrari, and Urness were granted 3,284, 5,171, and 3,330 TRSUs, respectively, which vest ratably in four annual installments commencing on March 30, 2025.

(7)   On March 26, 2024, Messrs. Peyovich, DeFerrari, and Urness were granted 6,568, 5,715, and 3,681 PRSUs, respectively. The PRSUs vest in three equal annual installments commencing on March 30, 2025, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2025, 2026 and 2027.

(8)   On October 7, 2024, Mr. Wetherington was granted 5,439 TRSUs, which vest ratably in four annual installments commencing on October 7, 2025.

(9)   On November 30, 2024, Mr. Peyovich was granted 10,637 TRSUs, which vest ratably in four annual installments commencing on November 30, 2025.

(10) On December 2, 2024, Messrs. DeFerrari and Urness were granted 3,355 and 2,907 TRSUs, which vest ratably in four annual installments commencing on December 2, 2025.

(11) On February 17, 2025, Mrs. Ramshaw was granted 1,639 TRSUs, which vest ratably in four annual installments commencing on February 17, 2026.

(12) On March 25, 2025, Mr. Peyovich, Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw, and Mr. Urness were granted 11,644, 5,322, 7,257, 2,371, and 3,483 TRSUs, respectively, which vest ratably in three annual installments commencing on March 30, 2026.

(13) On March 26, 2025, Mr. Peyovich, Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw, and Mr. Urness were granted 11,644, 5,322, 7,257, 2,371, and 3,483 PRSUs, respectively. The PRSUs vest in three equal annual installments commencing on March 30, 2026, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2026, 2027 and 2028.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth certain information with respect to stock options and RSUs awarded to the Named Executive Officers that were exercised or vested, respectively, during fiscal 2026.

Name	Stock Awards[1]	
	Number of Shares Acquired on Vesting	**Value Realized on Vesting**
Daniel S. Peyovich	12,603	$1,939,476 [2]
	835	$ 191,983 [3]
	2,659	$ 961,308 [5]
H. Andrew DeFerrari	14,175	$2,181,391 [2]
	838	$ 293,350 [6]
Kevin M. Wetherington	1,359	$ 392,289 [4]
Ryan F. Urness	8,982	$1,382,240 [2]
	726	$ 254,144 [6]

[1] There were no options exercised during fiscal 2026.

[2] Represents restricted stock units that vested on March 30, 2025. The value realized was determined by multiplying the number of shares acquired on vesting by $153.89, the closing price of the Company's common stock on the day prior to the vesting date.

[3] Represents restricted stock units that vested on June 1, 2025. The value realized was determined by multiplying the number of shares acquired on vesting by $229.92, the closing price of the Company's common stock on the day prior to the vesting date.

[4] Represents restricted stock units that vested on October 7, 2025. The value realized was determined by multiplying the number of shares acquired on vesting by $288.66, the closing price of the Company's common stock on the day prior to the vesting date.

[5] Represents restricted stock units that vested on November 30, 2025. The value realized was determined by multiplying the number of shares acquired on vesting by $361.53, the closing price of the Company's common stock on the day prior to the vesting date.

[6] Represents restricted stock units that vested on December 2, 2025. The value realized was determined by multiplying the number of shares acquired on vesting by $350.06, the closing price of the Company's common stock on the day prior to the vesting date.

CEO PAY RATIO

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to disclose the ratio of the annual total compensation of its CEO to the annual total compensation of the median employee of the Company (the "Pay Ratio Disclosure").

For fiscal 2026:

- The median of the annual total compensation for all of the Company's employees, other than the Chief Executive Officer (the "median employee") was $59,800.

- The Chief Executive Officer's annual total compensation was $8,011,338.

Based on this information, our Chief Executive Officer's annual total compensation is 134 times that of the annual total compensation of the median employee.

To identify our median employee, as well as to determine the annual total compensation of our median employee, we used the same median employee that we had identified as of January 31, 2025, because we believe that there have been no changes in our employee population or our compensation arrangements since January 2025 that would result in a significant change in our pay ratio disclosure or our median employee. The methodology and the material assumptions, adjustments, and estimates used were as follows:

- As of January 31, 2026 the Company's employee population consisted of approximately 16,500 individuals working at our parent company and consolidated subsidiaries. We included all Company employees, whether employed on a full-time, part-time or temporary basis.[1]

- We selected January 31, 2025, which is a date within the last three months of the end of fiscal 2025, as the determination date for identifying the median employee, based on base salary and overtime paid during the 12-month period ending on that date and have updated the median employee's compensation information for fiscal 2026, using a new determination date of January 31, 2026 (the "Determination Period"). This determination date enabled us to efficiently identify the median employee because it was also the date of the final pay period for fiscal 2026.

- We annualized the compensation of any employee who was not employed during the entire Determination Period and prorated wages for any temporary employee who did not work throughout the entire Determination Period. We did not make any cost of living adjustments.

- We utilized base salary and overtime for our consistently applied compensation measure because we believe it reasonably reflects the annual compensation of our employees as we do not grant equity awards or bonuses to a large percentage of the employee population.

With respect to our median employee, the Company then identified and calculated the elements of such employee's compensation for fiscal 2026 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the 2025 Summary Compensation Table included on page 49 of this Proxy Statement.

The Pay Ratio Disclosure presented above is a reasonable estimate. Because the SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the Pay Ratio Disclosure reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

---

[1]   Our employee population does not include employees of Power Solutions, LLC, which was acquired by the Company on December 23, 2025.

2026 PAY VERSUS PERFORMANCE TABLE AND SUPPORTING NARRATIVE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance of the company. For further information about how we align executive compensation with the company's performance, see "Executive Compensation - Compensation Discussion and Analysis" on page 32 of this Proxy Statement.

Pay Versus Performance Table

Year	Summary Compensation Table Total for First PEO [1]	Summary Compensation Table Total for Second PEO [2]	Compensation Actually Paid to First PEO [1][3][8]	Compensation Actually Paid to Second PEO [1][3][8]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers [4]	Average Compensation Actually Paid to Non-PEO Named Executive Officers [3][4][8]	Value of Initial Fixed $100 Investment Based On [5]: Total Shareholder Return	Value of Initial Fixed $100 Investment Based On [5]: Peer Group Total Shareholder Return	Net Income [6]	Operating Cash Flow to Qualifying Net Income Ratio [7]
2026	$ —	$8,011,338	$ —	$20,468,196	$3,439,780	$7,225,815	$819	$154	$281	1.9x
2025	$8,496,043	$6,773,516	$17,278,143	$11,257,137	$2,769,997	$4,426,631	$433	$161	$235	1.46x
2024	$7,207,277	N/A	$9,482,848	N/A	$2,473,061	$3,018,202	$258	$115	$219	1.15x
2023	$7,131,438	N/A	$8,610,554	N/A	$1,888,781	$1,797,502	$208	$203	$142	1.14x
2022	$4,801,952	N/A	$3,630,008	N/A	$1,715,928	$1,430,384	$190	$150	$49	6.55x

Notes:

[1] Reflects compensation for our former Chief Executive Officer, Mr. Nielsen, who served as our Principal Executive Officer (PEO) from fiscal year 2022 until November 30, 2024.

[2] Reflects compensation for our current Chief Executive Officer, Mr. Peyovich, who has served as our Principal Executive Officer (PEO) since November 30, 2024.

[3] "Compensation actually paid" has been calculated in accordance with the rules outlined under Item 402(v)(2) of Regulation S-K. Details of the adjustments made to reported Summary Compensation Table (SCT) total compensation for each year to determine "compensation actually paid" are summarized below in footnote (8).

[4] Reflects compensation for the following non-PEO NEOs:

      2026: Mr. DeFerrari, Mr. Wetherington, Mrs. Ramshaw, and Mr. Urness

      2025: Mr. DeFerrari, Mr. Wetherington, Mr. Urness, and Mr. Lawson

      2024: Mr. DeFerrari, Mr. Peyovich, Mr. Lawson, and Mr. Urness

      2023: Mr. DeFerrari, Mr. Peyovich, Mr. Lawson, Mr. Urness, and Mr. Horton

      2022: Mr. DeFerrari, Mr. Peyovich, Mr. Horton, and Mr. Urness

[5] The Peer Group selected for Total Shareholder Return (TSR) comparisons is the S&P Composite 1500 Construction & Engineering index. The start of the measurement period for TSR began on the last trading day before the earliest fiscal year on January 31, 2021.

[6] Reflects the Company's consolidated reported net income in millions, calculated on a GAAP basis, as reported on our form 10-K for the relevant year.

[7] The company-selected measure is the ratio of operating cash flow to qualifying net income attained. Qualifying net income is tax affected adjusted operating income. Adjusted operating income is income before income taxes excluding (a) asset impairments, (b) amounts for performance share compensation, (c) amounts recorded for changes to the Company's capital structure, and (d) amounts for amortization of debt discount. Adjusted operating income is reduced by (a) income taxes using the Company's effective tax rate and (b) amounts included in the provision for income taxes due to the application of FASB Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting to arrive at Qualifying Net Income.

[8] The following adjustments were made to SCT total compensation to determine "compensation actually paid" for our NEOs. No adjustments were required in respect of pension plans, modifications to prior option grants, or dividend payments as none of these items are applicable to the Company during the reported timeframe.

	PEO						Other NEO Average				
Adjustments	2026	2025 First PEO	2025 Second PEO	2024	2023	2022	2026	2025	2024	2023	2022
Summary Compensation Table Total	$ 8,011,338	$ 8,496,043	$ 6,773,516	$ 7,207,277	$ 7,131,438	$ 4,801,952	$ 3,439,780	$ 2,769,997	$ 2,473,061	$ 1,888,781	$ 1,715,928
Deduction for amount reported in "Stock Awards" column of the Summary Compensation Table	$ 3,762,642	$ 2,408,541	$ 3,318,890	$ 2,171,092	$ 1,993,378	$ 1,760,679	$ 1,562,127	$ 1,342,129	$ 1,013,187	$ 768,571	$ 734,251
Deduction for amounts reported in "Option Awards" column of the Summary Compensation Table	$ —	$ 1,602,988	$ 926,410	$ 1,477,438	$ 1,369,392	$ 1,193,495	$ —	$ —	$ 211,074	$ 130,093	$ 90,611
Addition of fair value at fiscal year (FY) end, of equity awards granted during the FY that remained outstanding[a]	$ 9,193,013	$ 4,958,456	$ 4,916,758	$ 3,812,099	$ 3,198,813	$ 2,388,460	$ 3,787,561	$ 1,962,957	$ 1,398,545	$ 760,357	$ 601,547
Addition of change in fair value at FY end versus prior FY end for awards granted in prior FY that remained outstanding[a]	$ 7,237,582	$ 4,838,363	$ 2,530,468	$ 937,718	$ 958,486	$ (876,896)	$ 1,962,304	$ 856,086	$ 297,844	$ 137,144	$ (121,022)
Addition of fair value at vesting date, of equity awards granted during the FY that vested during the FY[a]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Addition of change in fair value at vesting date versus prior FY end for awards granted in prior FY that vested during the FY[a]	$ (211,095)	$ 2,996,810	$ 1,281,695	$ 1,174,284	$ 684,586	$ 270,666	$ (401,703)	$ 308,031	$ 73,013	$ 61,747	$ 58,793
Deduction of the fair value at the prior FY end for awards granted in prior FY that failed to meet their vesting conditions[a]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 128,311	$ —	$ 151,863	$ —
Compensation Actually Paid	$20,468,196	$17,278,143	$11,257,137	$ 9,482,848	$ 8,610,554	$ 3,630,008	$ 7,225,815	$ 4,426,631	$ 3,018,202	$ 1,797,502	$ 1,430,384

[a] Measurement date equity fair values are calculated with assumptions derived on a basis consistent with those used for grant date fair value purposes.

RSUs are valued based on the last sale price on the relevant measurement date. Options are valued using a Black Scholes model with assumptions established as at the relevant measurement date. Performance stock units are valued by applying the probable or actual outcome based on performance through the measurement date, multiplied by the last sale price on the relevant measurement date.

Fair Values Per Share	Grant Year										
	2026	2025	2024	2023	2022	2021	2020	2019	2018	2017	
RSUs	$364.90	$192.84	$115.18	$ 92.73	$84.53- $94.71	$81.14- $94.71	$26.34 - $94.71	$26.34- $120.43	$44.51 - $82.95	$44.51 - $109.11	
Stock Options	$ —	$ 82.76	$ 48.34	$ 58.67	$50.49 - $59.27	$58.21 - $73.64	$9.61 - $53.22	$4.91 - $41.57	$12.18 - $34.71	$10.94 - $28.77	

Assumed Payout Factors	Grant Year								
	2026	2025	2024	2023	2022	2021	2020	2019	2018
PSUs	100%- 150%	100%- 130%	100% - 101%	98% - 100%	—% - 100%	42% - 117%	—% - 100%	8% - 40%	—% - 17%

Compensation Actually Paid Versus Company Performance

The following charts provide a visual description of the relationships between "compensation actually paid" to our PEO, and the average for our non-PEO NEOs, to aspects of the Company's financial performance.

Compensation Actually Paid vs Total Shareholder Return



Compensation Actually Paid vs Net Income



Compensation Actually Paid versus Operating Cash Flow to Net Income Ratio



Tabular List of Company Performance Measures

For the fiscal year ended January 31, 2026, operating cash flow to qualifying net income ratio is identified as the most important financial performance measure in linking "compensation actually paid" to the Company's performance and is included in the pay versus performance table. The other most important measures for pay versus performance purposes comprise contract revenue and pre-tax income. The following table lists the collective 'most important' measures alphabetically.

Tabular List of Most Important Measures

(1) Contract Revenue

(2) Operating Cash Flow to Qualifying Net Income Ratio

(3) Pre-Tax Income

Further details on how these measures feature in our executive compensation program can be found in the CD&A.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The Company has entered into certain arrangements that will require it to provide compensation to each of Messrs. Peyovich, Wetherington, DeFerrari, Urness and Ms. Ramshaw in the event of certain terminations of employment or a change of control of the Company. The amount of compensation that is potentially payable in each situation is shown in the table below. The amounts assume that a termination of employment and/or change of control event occurred on January 31, 2026 and, where applicable, uses the closing price of a share of the Company's common stock as of January 31, 2026 ($364.90).

The amounts for Mr. Peyovich, Mr. Wetherington, Mr. DeFerrari, Ms. Ramshaw and Mr. Urness are estimates based only on hypothetical assumptions and do not necessarily reflect the actual amounts that would be paid to each such Named Executive Officer, which would be known only at the time they become eligible for payment. The amounts are in addition to (i) vested or accumulated benefits generally under the Company's 401(k) plan; (ii) benefits paid by insurance providers under life and disability insurance policies; and (iii) accrued vacation payments.

The following table describes the potential payments upon termination of employment or a change of control of the Company as of January 31, 2026.

Name	Termination of Employment for Cause, Resignation without Good Reason, Disability or Retirement	Termination of Employment without Cause	Resignation for Good Reason	Failure to Renew Employment Agreement at Substantially No Less Terms than Existing Agreements	Change of Control	
					Termination without Cause	Resignation for Good Reason
Daniel S. Peyovich						
Severance	$ —	$10,603,182.5 (1)	$10,603,182.5 (1)	$ 3,058,273 (2)	$ 15,782,092 (3)	$ 15,782,092 (3)
Stock Options	$ —	$ —	$ —	$ 4,275,046 (4)	$ 4,275,046 (4)	$ 4,275,046 (4)
Stock Awards	$ —	$ —	$ —	$16,032,795.61 (5)	$16,032,795.61 (5)	$16,032,795.61 (5)
Benefits Continuation	$ —	$ 68,333 (6)	$ 68,333 (6)	$ 68,333 (6)	$ 68,333 (6)	$ 68,333 (6)
Kevin M. Wetherington						
Severance	$ —	$ 3,040,000 (9)	$ —	$ —	$ 3,156,667 (10)	$ 3,156,667 (10)
Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Stock Awards	$ —	$ —	$ —	$ —	$ 6,775,468 (5)	$ 6,775,468 (5)
Benefits Continuation	$ —	$ 61,537 (6)	$ —	$ —	$ 61,537 (6)	$ 61,537 (6)
H. Andrew DeFerrari						
Severance	$ —	$ 2,087,100 (7)	$ —	$ —	$ 2,803,500 (8)	$ 2,803,500 (8)
Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Stock Awards	$ —	$ —	$ —	$ —	$ 10,373,090 (5)	$ 10,373,090 (5)
Benefits Continuation	$ —	$ 46,153 (6)	$ —	$ —	$ 46,153 (6)	$ 46,153 (6)
Jill L. Ramshaw						
Severance	$ —	$ 1,012,500 (7)	$ —	$ —	$ 1,012,500 (8)	$ 1,012,500 (8)
Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Stock Awards	$ —	$ —	$ —	$ —	$ 2,325,172.59 (5)	$ 2,325,172.59 (5)
Benefits Continuation	$ —	$ 44,898 (6)	$ —	$ —	$ 44,898 (6)	$ 44,898 (6)
Ryan F. Urness						
Severance	$ —	$ 1,733,550 (7)	$ —	$ —	$ 2,299,250 (8)	$ 2,299,250 (8)
Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Stock Awards	$ —	$ —	$ —	$ —	$ 6,923,774 (5)	$ 6,923,774 (5)
Benefits Continuation	$ —	$ 49,886 (6)	$ —	$ —	$ 49,886 (6)	$ 49,886 (6)

(1) Determination of severance for resignation for good reason prior to a change in control is based on two and a half times the sum of (i) the annual base salary in effect as of January 31, 2026; plus (ii) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2026 or (y) the target annual bonus for fiscal 2026. Determination of severance for resignation for good reason on or following a change in control is based on three times the sum of (i) the annual base salary in effect as of January 31, 2026; plus (ii) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2026 or (y) the target annual bonus for fiscal 2026.

(2) Determination of severance is based on a pro rata annual bonus for fiscal year 2026 based on actual results and payable after performance is certified.

[3] Determination of severance is based on (a) three times the sum of (i) the annual base salary in effect as of January 31, 2026; plus (ii) the greater of (x) the average amount of the annual bonus paid in the last three fiscal years prior to fiscal 2026 or (y) the target annual bonus for fiscal 2026; plus (b) a pro rata annual bonus equal to the greater of (x) the average annual bonus paid in the last three fiscal years prior to fiscal 2026 or (y) the bonus based on actual performance achieved through fiscal 2026, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2026 as a percentage of 365 days.

[4] Represents all unvested stock options that would vest upon a change of control of the Company. Based on the closing price of a share of the Company's common stock on January 31, 2026, such stock options would have no intrinsic value.

[5] Represents the outstanding TRSUs and PRUs on January 31, 2026 using the closing price of the Company's common stock on January 30, 2026. PSUs are based on the units that will vest at their target performance levels.

[6] Represents the approximated cost of continuation of group medical benefits and term life insurance for which premiums will be waived during the applicable severance periods. The group medical benefits premium costs are based on the current COBRA rate and the term life insurance premium costs are based on the actual cost of premiums for fiscal 2026.

[7] Determination of severance is based on one and a half times the sum of (i) the annual base salary in effect as of January 31, 2026; plus (ii) the greater of (x) the average amount of the annual bonus paid in the last three fiscal years prior to fiscal 2026 or (y) 50% of the annual base salary in effect as of January 31, 2026.

[8] Determination of severance is based on (a) one and a half times the sum of (i) the annual base salary in effect as of January 31, 2026; plus (ii) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2026 or (y) 50% of the annual base salary in effect as of January 31, 2026; plus (b) a pro rata bonus amount equal to (i) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2026 or (y) annual bonus that the executive would have earned for fiscal 2026 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2026 as a percentage of 365 days.

[9] Determination of severance is based on two times the sum of (i) the annual base salary in effect as of January 31, 2026; plus (ii) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2026 or (y) 90% of the annual base salary in effect as of January 31, 2026.

[10] Determination of severance is based on (a) two times the sum of (i) the annual base salary in effect as of January 31, 2026; plus (ii) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2026 or (y) 90% of the annual base salary in effect as of January 31, 2026; plus (b) a pro rata bonus amount equal to (i) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2026 or (y) annual bonus that the executive would have earned for fiscal 2026 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2026 as a percentage of 365 days.

EMPLOYMENT AND SEPARATION AGREEMENTS

Daniel S. Peyovich—Employment Agreement

Effective as of June 14, 2024, the Company entered into an employment agreement with Daniel S. Peyovich, pursuant to which he served as the Company's President and Chief Operating Officer until November 30, 2024, when in connection with the planned retirement of Mr. Nielsen, he was appointed as the President and CEO of the Company (the "Peyovich Employment Agreement"). The Peyovich Employment Agreement provides for a term of employment that continues until November 30, 2027. If, during the term of the Peyovich Employment Agreement, there is a "Change in Control" (as defined in the Peyovich Employment Agreement) of the Company, Mr. Peyovich's employment under the Peyovich Employment Agreement will be extended through the second anniversary of the Change in Control.

Termination for Cause or Resignation Without Good Reason In the event that Mr. Peyovich resigns his employment with the Company without "Good Reason" or the Company terminates his employment for "Cause" (as such terms are defined in the Peyovich Employment Agreement), Mr. Peyovich will not be entitled to any severance payments, but will receive his respective base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

Termination for Death or Disability If Mr. Peyovich's employment with the Company terminates as a result of death or disability, Mr. Peyovich would be entitled to the following: (i) in the case of death, any outstanding equity awards will fully and immediately vest with performance-based awards vesting at target performance levels and (ii) in the case of disability, continued vesting of any outstanding equity awards, with any performance-based awards vesting in accordance with their terms.

Termination Without Cause or Resignation for Good Reason Prior to a Change of Control If the Company terminates Mr. Peyovich's employment without Cause or if Mr. Peyovich resigns from employment with the Company for "Good Reason" prior to a Change in Control (as defined by the Peyovich Employment Agreement), Mr. Peyovich will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

- a cash severance payment equal to two and a half times the sum of: (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) his target annual bonus. The cash severance payment will be payable in substantially equal monthly installments over the 30-month period following such termination or resignation, provided that any remaining payment will be paid in a lump sum within five days following a Change in Control.

- continued participation in the Company's health and welfare plans for a period of two years following Mr. Peyovich's resignation of employment for Good Reason or their termination of employment by the Company without Cause or a cash payment equal to the value of the benefit.

Change of Control In the event the Company terminates Mr. Peyovich's employment without Cause or Mr. Peyovich resigns employment with the Company for Good Reason on or following a Change in Control, he will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

- a cash severance payment equal to three times the sum of: (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) his target annual bonus. The cash severance amount will be payable in a single lump sum within five days following such termination or resignation.

- a pro rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation.

- continued participation in the Company's health and welfare plans for a period of two years following his termination or resignation or a cash payment equal to the value of the benefit.

- all outstanding equity awards held by Mr. Peyovich at the time of his respective resignation of employment with the Company for Good Reason or termination of employment by the Company without Cause following a Change in Control will fully and immediately vest and all outstanding performance shares, performance share units or equivalent awards will vest at their target performance levels.

- **Non-Renewal of Peyovich Employment Agreement** In the event the Company fails to renew the Peyovich Employment Agreement following the expiration of its term on substantially no less favorable terms and Mr. Peyovich's employment is terminated, he will be entitled to receive a cash severance payment equal to: (x) one times his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the immediately preceding three fiscal years or (ii) 100% of his then base salary. The severance payment will be payable in substantially equal monthly installments over the 12-month period following such non-renewal of the Peyovich Employment Agreement, provided that any remaining payments will be paid in a lump sum within five days following a Change in Control. In addition, to the extent not already vested, a pro rata portion of the RSUs Mr. Peyovich received in connection with his promotion to Chief Executive Officer will immediately vest.

Restrictive Covenants and Release Mr. Peyovich is subject to a five-year confidentiality covenant and one-year non-competition and non-solicitation covenants. Mr. Peyovich is also subject to an assignment of inventions and developments agreement and severance payments will require a written release of any and all claims against the Company prior to payment. Severance payments will also require a written release of any and all claims against the Company prior to payment.

H. Andrew DeFerrari, Kevin M. Wetherington, Jill L. Ramshaw and Ryan F. Urness—Employment Agreements

The Company has entered into employment agreements with each of H. Andrew DeFerrari, Kevin M. Wetherington, Jill L. Ramshaw and Ryan F. Urness. Mr. DeFerrari's agreement is effective as of July 23, 2015 (the "DeFerrari Employment Agreement"), Mr. Wetherington's agreement is effective as of October 7, 2024 (the "Wetherington Employment Agreement"), Ms. Ramshaw's agreement is effective as of February 17, 2025 (the "Ramshaw Employment Agreement") and Mr. Urness' agreement is effective as of October 29, 2019 (the "Urness Employment Agreement" and together with the DeFerrari Employment Agreement, the Wetherington Employment Agreement and the Ramshaw Employment Agreement, the "Officer Employment Agreements").

The initial term of the DeFerrari Employment Agreement was for one year until July 23, 2016. The initial term of each of the Wetherington Employment Agreement, and the Urness Employment Agreement was for three years until, October 7, 2027, and October 29, 2021, respectively. The initial term of the Ramshaw Agreement was for three years until February 17, 2028. Pursuant to the Officer Employment Agreements, the term of employment for each of Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw and Mr. Urness will be automatically extended for additional one-year periods unless either party gives prior notice of non-renewal. Further, under the Officer Employment Agreements, if there is a "Change in Control" of the Company (as defined in the Officer Employment Agreements), each of Mr. DeFerrari's, Mr. Wetherington's, Ms. Ramshaw's and Mr. Urness' employment will be extended through the second anniversary of the Change in Control.

Termination for Cause; Resignation for Any Reason; Death and Disability In the event that (i) the Company terminates the employment of Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw or Mr. Urness for "Cause" (as defined by the Officer Employment Agreements), (ii) Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw or Mr. Urness resigns his employment for any reason or (iii) Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw or Mr. Urness dies or becomes disabled, the Company will not have any obligation to pay his base salary or other compensation or to provide him any employee benefits subsequent to the date of his termination or resignation of employment.

Termination Without Cause Prior to a Change of Control In the event the Company terminates the employment of Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw or Mr. Urness without Cause prior to a Change of Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- 1.5 times for Mr. DeFerrari, Ms. Ramshaw and Mr. Urness and two times for Mr. Wetherington, the sum of his/her (i) then base salary plus (ii) the greater of (1) the average bonus amount paid over the three fiscal years immediately preceding the year of termination and (2) 50% of his/her then base salary in the case of Mr. DeFerrari, Ms. Ramshaw and Mr. Urness, and 90% of his then base salary in the case of Mr. Wetherington. The severance amount will be paid over an 18 month period for each of Mr. DeFerrari, Ms. Ramshaw and Mr. Urness and over a 24 month period for Mr. Wetherington.

- continued participation in the Company's group medical and life insurance plans (including benefits to eligible dependents) or a cash payment equal to the value of the benefits excluded, payable in equal monthly installments until the earlier of (i) 18 months following termination of employment for Mr. DeFerrari, Ms. Ramshaw and Mr. Urness and 24 months following termination of employment for Mr. Wetherington or (ii) Mr. DeFerrari, Ms. Ramshaw, Mr. Wetherington or Mr. Urness obtaining other employment and becoming eligible to participate in the medical and life insurance plans of the new employer.

Change of Control In the event the Company terminates the employment of Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw or Mr. Urness without Cause or he resigns his employment with the Company for Good Reason on or prior to the second anniversary following the consummation of a Change in Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- the same severance payments and benefits continuation that he would be entitled to receive upon a termination without Cause prior to a Change of Control. Such amounts will be paid in a single-sum payment;

- a pro rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation; and

- full vesting of all outstanding equity-based awards granted by the Company pursuant to any of the Company's long-term incentive plans. In addition, all outstanding performance share awards, performance share units and other equivalent awards granted by the Company pursuant to any of the Company's long-term incentive plans will immediately vest at their respective target performance levels to the extent not already vested.

Restrictive Covenants Each of Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw and Mr. Urness is subject to a five-year confidentiality covenant and an assignment of inventions and developments agreement. Each of Mr. DeFerrari, Mr. Wetherington, Ms. Ramshaw and Mr. Urness is also subject to non-competition and non-solicitation covenants until the later of the first anniversary of his termination of employment date and, to the extent applicable, the duration of any continued vesting period of any outstanding equity awards held by each of them, but only for so long as the applicable equity award remains unvested. Severance payments will also require a written release of any and all claims against the Company prior to payment.

Ratification of the Appointment of the Independent Auditor

 The Board recommends that you vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2027.

GENERAL

PricewaterhouseCoopers LLP has been appointed by the Audit Committee of the Board to serve as the Company's independent auditor for fiscal 2027. PricewaterhouseCoopers LLP has served as the Company's independent auditor since 2014. Shareholder ratification of this appointment is not required by the Company's Amended and Restated By-laws or otherwise; however, the Board considers a proposal for shareholders to ratify the appointment to be an opportunity for shareholders to provide direct feedback to the Audit Committee on an important aspect of corporate governance and good corporate practice. If shareholders fail to ratify the appointment, the Audit Committee will consider whether it is appropriate to select another registered independent public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different registered independent public accounting firm at any time during the year if the Audit Committee believes this change would be in the best interest of the Company and its shareholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting for the purpose of responding to shareholders' questions and making statements that they consider appropriate.

PRINCIPAL ACCOUNTING FIRM FEES

PricewaterhouseCoopers LLP acted as the Company's independent auditors for fiscal 2026. The following table represents aggregate fees billed for fiscal 2026 and 2025 by PricewaterhouseCoopers LLP, our independent registered public accounting firm:

	2026	2025
Audit Fees[1]	$4,955,831	$3,502,796
Audit-Related Fees[2]	$ 437,515	$ 440,500
Tax Fees[3]	$ 431,584	$ 424,409
All Other Fees[4]	$ 2,000	$ 150,000
Total	$5,826,930	$4,517,705

[1] Audit Fees for each of fiscal 2026 and 2025 consist of fees and expenses for professional services in connection with the audit of the annual financial statements, reviews of the Company's quarterly reports filed on Form 10-Q and reviews of registration statements and other periodic filings with the SEC. Amounts also includes fees for the audit of the Company's internal control over financial reporting as promulgated by Section 404 of the Sarbanes-Oxley Act.

[2] Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and internal control over financial reporting.

[3] Tax Fees includes fees for tax research and tax advice.

[4] All Other Fees are fees for any services not included in the first three categories.

AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

The Company's independent auditor fee pre-approval policy provides for an annual process through which the Audit Committee evaluates and pre-approves the nature, scope and fees associated with the annual audit of the Company's financial statements and other audit-related services. The Audit Committee pre-approves all other audit and permissible non-audit services provided by the Company's independent auditors on a case-by-case basis. These services may include audit services, audit-related services, tax services and other permissible services. All services provided by Pricewaterhouse Coopers LLP have been approved in accordance with these procedures.

AUDIT COMMITTEE
REPORT

The Audit Committee (the "Committee") of the Company's Board consists of four directors, all of whom meet the independence standards of the NYSE and the applicable rules of the SEC. The Committee operates in accordance with a written charter adopted by the Board. The Committee reviews the charter on an ongoing basis and a copy, which has been approved by the Board, is available on the Company's website at *www.dycomind.com*.

The Committee's primary responsibility is to assist the Board in fulfilling its responsibility for oversight of (a) the quality and integrity of the Company's financial statements and related disclosures, internal controls and financial reporting, (b) the Company's compliance with applicable legal and regulatory requirements, (c) the Company's independent auditors' qualifications, independence and performance and (d) the performance of the Company's internal audit and control functions.

Management has the primary responsibility for preparing the Company's consolidated financial statements and the overall financial reporting process, including maintaining the Company's system of internal accounting controls. The Company's independent auditor, PricewaterhouseCoopers LLP, has the responsibility for auditing the Company's financial statements and issuing opinions as to the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, and the effectiveness of the Company's internal control over financial reporting. The Committee monitors and oversees this process.

The Committee reviewed the Company's audited consolidated financial statements and the results of the audits relating to the Company's internal control over financial reporting for fiscal 2026 and discussed those matters with management and PricewaterhouseCoopers LLP. During fiscal 2026, the Committee also discussed the interim financial information contained in each quarterly earnings announcement with management and PricewaterhouseCoopers LLP prior to public release. In addition, the Committee regularly discussed with management, the internal auditors and PricewaterhouseCoopers LLP, the quality and adequacy of the Company's internal controls and the internal audit function's organization, responsibilities, budget and staffing and the quality of the Company's financial reporting. The Committee regularly meets separately with management, the Company's internal auditors and PricewaterhouseCoopers LLP. The Committee reviewed with both PricewaterhouseCoopers LLP and the internal auditors their audit plans, audit scope, and the identification of audit risks. The Committee also discussed with PricewaterhouseCoopers LLP all matters required by Public Company Accounting Oversight Board (United States) Auditing Standard No. 16, "Communications with Audit Committees," as currently in effect.

As part of the Committee's oversight responsibilities of the audit process, the Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP any relationships that may impact their objectivity and independence from the Company and from management of the Company.

Based on the aforementioned reviews and discussions, the Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2026 for filing with the United States Securities and Exchange Commission. The Committee also approved the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for the 2027 fiscal year.

Audit Committee
Peter T. Pruitt, Jr. Chair
Luis Avila-Marco
Eitan Gertel
Laurie J. Thomsen

EQUITY COMPENSATION PLAN **INFORMATION**

The following table gives information about common stock of the Company that may be issued under its equity compensation plans as of January 31, 2026, the 2007 Non-Employee Directors Equity Plan, the 2012 Long-Term Incentive Plan, and the 2017 Non-Employee Directors Equity Plan, all of which were approved by the Company's shareholders. No further awards will be granted under the 2003 Long-Term Incentive Plan or the 2007 Non-Employee Directors Equity Plan.

Plan category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrant and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights)
Equity compensation plans approved by security holders	72,240	$109.55	539,256
Equity compensation plans not approved by security holders	—	$ —	—
Total	72,240	$109.55	539,256

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information about the beneficial ownership of the Company's common stock as of April 1, 2026 by each person known to the Company that beneficially owns more than five percent (5%) of the Company's outstanding common stock, each of the Company's directors and each of the Named Executive Officers identified in the Summary Compensation Table on page 49 of this Proxy Statement, and all directors and executive officers as a group. Shares of the Company's common stock that an individual or group has a right to acquire within 60 days after April 1, 2026 pursuant to the exercise of options or vesting of RSUs are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for computing the percentage ownership of any other person or group shown in the table. As a result, the percentage of outstanding shares of any person as shown in the table may not necessarily reflect the person's actual voting power at any particular date. Except as otherwise noted, to the Company's knowledge, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name. The percentages are based on the Company's outstanding shares as of April 1, 2026.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Common Stock Beneficially Owned
5% Stockholders:		
BlackRock, Inc. 50 Hudson Yards, New York, New York 10001	3,320,786 [1]	11.06%
Peconic Partners, LLC PO Box 3002, 506 Montauk Highway, East Quogue, NY 11942	3,274,182 [2]	10.91%
Directors and Executive Officers:[3]		
Luis Avila-Marco	3,206	*
H. Andrew DeFerrari	157,991	*
Jennifer M. Fritzsche	9,356	*
Philip R. Gallagher	84 [4]	*
Eitan Gertel	15,659	*
Stephen O. LeClair	59 [5]	*
Daniel S. Peyovich	77,929 [6]	*
Peter T. Pruitt, Jr.	14,976	*
Jill L. Ramshaw	1,625 [7]	*
Carmen M. Sabater	6,135	*
Raejeanne Skillern	— [8]	*
Richard K. Sykes	21,058	*
Laurie J. Thomsen	20,956	*
Ryan F. Urness	30,982	*
Kevin M. Wetherington	7,382	*
All directors and executive officers as a group (15 persons)	367,398	1.22%

*   Less than 1% of the outstanding common stock.

[1]   Based solely on information contained in a Schedule 13G filed with the Securities and Exchange Commission (the "SEC") January 21, 2026 by BlackRock, Inc. ("BlackRock") and its subsidiaries. The Schedule 13G indicates that BlackRock has sole dispositive power over 3,320,786, shares, for which it has sole voting power with respect to 3,250,302 shares.

(2) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 14, 2024 by Peconic Partners, LLC ("Peconic") in its capacity as investment advisor. Peconic is the beneficial owner of 3,274,182 shares. The Schedule 13G/A indicates that Peconic has shared voting power and shared dispositive power over 3,274,182 shares. William F. Harnish is the beneficial owner of 3,265,682 shares, for which he has shared voting and shared dispositive power and 8,500 shares over which he has sole voting power.

(3) Includes the following number of shares of common stock which a director or executive officer has the right to acquire pursuant to the exercise of stock options or vesting of restricted stock units on April 1, 2026 or within 60 days after April 1, 2026:

Name of Beneficial Owner	Restricted Stock Units	Stock Options
Luis Avila-Marco	1,457	—
H. Andrew DeFerrari	—	—
Jennifer M. Fritzsche	1,702	—
Philip R. Gallagher	—	—
Eitan Gertel	1,702	—
Stephen O. LeClair	—	—
Daniel S. Peyovich	—	—
Peter T. Pruitt, Jr.	1,702	—
Jill L. Ramshaw	—	—
Carmen M. Sabater	1,702	—
Raejeanne Skillern	—	—
Richard K. Sykes	1,702	—
Laurie J. Thomsen	2,040	—
Ryan F. Urness	—	—
Kevin M. Wetherington	—	
All directors and executive officers as a group (15 persons)	12,007	—

(4) Mr. Gallagher was appointed to the Board on October 7, 2025.

(5) Mr. LeClair was appointed to the Board on November 7, 2025.

(6) Includes 10,000 shares owned by a trust of which Mr. Peyovich is the trustee.

(7) Ms. Ramshaw joined the Company on February 17, 2025, and was appointed as the Company's Vice President and Chief Human Resources Officer.

(8) Ms. Skillern was appointed to the Board on March 24, 2026.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent (10%) of the Company's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Based solely on the Company's review of reports filed with the SEC or written representations from those directors, officers or persons required to file such reports, the Company believes that all such Section 16(a) filing requirements were satisfied during fiscal 2026, with the exception of four filings on Form 4 for each of (i) Mr. Peyovich, (ii) Mr. DeFerrari, (iii) Mr. Urness, and (iv) Ms. Heather Floyd, the Company's Principal Accounting Officer, which were filed one day late on April 2, 2025 due to administrative error.

GENERAL
INFORMATION

QUESTIONS AND ANSWERS ABOUT THE 2026 ANNUAL MEETING AND VOTING

Which fiscal years are included in this Proxy Statement?

This Proxy Statement focuses primarily on details regarding the Company's 2026 Annual Meeting, its Board and its executive compensation program for fiscal 2026, which commenced on January 25, 2025 and consisted of 53 weeks, ended on January 31, 2026. It also covers information in its CD&A regarding prior fiscal years, including fiscal 2025 and 2024. The Company's 2025 fiscal year commenced on January 27, 2024 and its 2024 fiscal year commenced on January 29, 2024. Each of fiscal 2025 and fiscal 2024 consisted of 52 weeks.

Why did I receive a one-page Notice in the mail regarding the Availability of Proxy Materials instead of printed proxy materials?

In accordance with rules adopted by the SEC, the Company has elected to furnish its proxy materials to shareholders on a website, rather than mailing paper copies to each shareholder. Accordingly, on April 16, 2026, the Company sent a Notice Regarding the Availability of Proxy Materials (the "Notice") to shareholders of record. You have the ability to access the proxy materials on the website referred to in the Notice or you may request to receive a paper copy of the proxy materials free of charge by following the instructions in the Notice.

What will I be voting on?

The proposals to be voted on at the Annual Meeting are the following:

- Election of the four directors named in this Proxy Statement;
- A non-binding advisory vote to approve executive compensation ("Say-on-Pay"); and
- Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2027.

Other than the matters set forth in this Proxy Statement and matters incidental to the conduct of the Annual Meeting, the Company does not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the proxies received from shareholders give the proxy holders the authority to vote on the matter at their discretion.

Who may vote?

The Board has set April 1, 2026 as the record date for the Annual Meeting. You may vote at the Annual Meeting if you owned shares of the Company's common stock as of the close of business on April 1, 2026. Each outstanding share of the Company's common stock held as of April 1, 2026 is entitled to one vote on each matter to be voted on. As of this record date, there were 30,018,599 shares of the Company's common stock outstanding and entitled to vote at the Annual Meeting based on the records of the Company's registrar and transfer agent, Equiniti Trust Company.

Who may attend the Annual Meeting?

All shareholders of record at the close of business on April 1, 2026 or their duly appointed proxies, may attend the Annual Meeting via the virtual meeting portal by visiting *www.virtualshareholdermeeting.com/DY2026*.

How does the Board of Directors recommend I vote?

The Board recommends a vote:

- "FOR" the four director nominees named in this Proxy Statement for election to the Board;

- "FOR", on a non-binding advisory basis, the vote to approve executive compensation; and

- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2027.

How do I vote?

Shareholders of Record: Shares Registered in Your Name

If your shares are held in your name you are considered, with respect to those shares, the "shareholder of record." If you are a shareholder of record, there are several ways for you to vote your shares. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure that your vote is counted:

- *By Mail*. If you are a shareholder of record, and you will receive your proxy materials by mail, you may vote using your proxy card by completing, signing, dating and returning the proxy card in the self-addressed, postage-paid envelope provided. You should mail the proxy card or voting instruction form in plenty of time to allow delivery prior to the meeting. Do not mail the proxy card or voting instruction form if you are voting over the internet or by telephone. If you properly complete your proxy card and send it in time to vote, your proxy (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your shares will be, as permitted, voted as recommended by our Board . If any other matter is presented at the Annual Meeting, your proxy (one of the individuals named on your proxy card) will vote in accordance with his or her best judgment. As of the date of this proxy statement, we know of no matters to be acted on at the meeting, other than those discussed in this proxy statement.

- *Voting by Telephone or Internet*. Please call the toll-free telephone number on the proxy card and follow the recorded instructions. Alternatively, please access our secure website registration page via the internet as identified on the proxy card and follow the instructions, using the unique 16-digit control number printed on your Notice or proxy card.

- *In Person at the Virtual Annual Meeting*. You may attend the virtual Annual Meeting and vote in person even if you have already voted by proxy. If you are a shareholder of record, you do not need to register. You may attend the Annual Meeting and vote your shares at *www.virtualshareholdermeeting.com/DY2026* during the meeting. You will need the unique 16-digit control number printed on your Notice or proxy card to enter the meeting. Follow the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

Beneficial Owners: Shares Registered in the Name of a Broker or Bank

If your shares are registered in the name of your broker, bank or other agent, you are the "beneficial owner" of those shares and those shares are considered as held in "street name." If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice or proxy card and voting instructions with these proxy materials from that organization rather than directly from the Company. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer internet and telephone voting. If your bank or brokerage firm does not offer internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

You may attend the Annual Meeting and vote your shares electronically at *www.virtualshareholdermeeting.com/DY2026* during the meeting. You will need the unique 16-digit control number printed on your Notice or proxy card to enter the meeting. Follow the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

What vote is required to approve each proposal?

The Company has adopted a majority voting standard for uncontested director elections and a plurality voting standard for contested director elections. The director nominees at the 2026 Annual Meeting are uncontested and subject to the majority voting standard. For this Annual Meeting, each director nominee will be elected if the affirmative vote of shares of common stock represented and entitled to vote at the Annual Meeting exceeds the votes cast opposing that nominee.

The affirmative vote of shares of common stock represented and entitled to vote at the Annual Meeting and exceeding the votes cast opposing the action is also required (i) to adopt the non-binding advisory vote to approve executive compensation, and (ii) to ratify the appointment of the Company's independent auditor.

Can I change my decision after I vote?

Yes. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual Meeting by:

- Submitting another proxy card bearing a later date than the proxy being revoked prior to the Annual Meeting;
- Voting again by internet or telephone prior to the Annual Meeting as described on the Notice or proxy card; or
- Voting again in person at the Annual Meeting.

If you hold your shares in "street name" and wish to change your vote at the Annual Meeting, you will need the unique 16-digit control number printed on your Notice or proxy card provided by your broker, bank or other nominee that holders your shares, to enter the meeting. Follow the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

You also may revoke your proxy prior to the Annual Meeting without submitting a new vote by filing an instrument of revocation with the Secretary of the Company by 5:00 p.m. Eastern Time on Wednesday, May 27, 2026.

What constitutes a quorum?

The presence in person or by proxy of the holders of a majority of the Company's common stock issued and outstanding and entitled to vote will constitute a quorum. Shareholders who participate in the 2026 Annual Meeting online at *www.virtualshareholdermeeting.com/DY2026* will be considered to be attending the meeting in person for purposes of determining whether a quorum has been met. A quorum is necessary to transact business at the Annual Meeting. Shares of common stock represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. The Annual Meeting may not commence if a quorum is not present.

Will my shares be voted if I do not provide my proxy?

If you are a shareholder of record and you do not vote or provide a proxy, your shares will not be voted.

Your shares may be voted if they are held in "street name," even if you do not provide the brokerage firm, bank or other nominee with voting instructions. Brokerage firms have the authority under NYSE rules to vote shares for which their customers do not provide voting instructions at least 15 days before the date of the Annual Meeting on ratification of the appointment of the Company's independent auditor (Proposal 3) and certain other "routine" matters, but not for "non-routine" matters. As a result, if your shares are held in "street name" and you do not submit voting instructions to your brokerage firm, your shares will be treated as "broker non-votes" with respect to the election of directors (Proposal 1) and the non-binding advisory vote to approve executive compensation (Proposal 2) and will not be counted in determining the outcome of those proposals.

We urge you to give voting instructions to your brokerage firm, bank or other nominee on all proposals.

What is the effect of an "abstain" vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal but will not be considered a vote cast with respect to that proposal.

What if I return my proxy card but do not mark it to show how I am voting?

If you sign and return your proxy card but do not indicate instructions for voting, your shares will be voted "FOR" each of Proposals 1, 2 and 3. With respect to any other matter which may properly come before the Annual Meeting, your shares will be voted at the discretion of the proxy holders.

Will any other matters be voted on at the Annual Meeting?

As of the date of this Proxy Statement, management of the Company knows of no other matter that will be presented for consideration at the Annual Meeting other than those matters discussed in this Proxy Statement and matters incidental to the conduct of the Annual Meeting. If any other matters are proposed and properly come before the Annual Meeting and call for a vote of shareholders, your proxy will be voted in the discretion of the proxy holders.

Can I receive future proxy materials electronically?

You can help the Company conserve natural resources and reduce the cost of printing and mailing proxy statements and annual reports by opting to receive future mailings electronically. To enroll, please go to the website *www.proxyvote.com*, with your proxy card in hand, and follow the instructions.

What is the deadline for appointment of proxies by telephone or the internet, or by returning my proxy card?

Shareholders should complete and return the proxy card as soon as possible. To be valid, your proxy card must be completed in accordance with the instructions on it and received by the Company no later than **11:59 p.m., Eastern Time**, on **Wednesday, May 27, 2026.** If you appoint your proxy by telephone or the internet, the Company must receive your appointment no later than 11:59 p.m., Eastern Time, on Wednesday, May 27, 2026. If your shares of common stock are held in "street name," you should follow the voting directions provided by your bank, broker or other nominee.

ADDITIONAL INFORMATION

A copy of the Company's 2026 Annual Report to Shareholders, including financial statements for the fiscal year ended January 31, 2026, the fiscal year ended January 25, 2025, and the fiscal year ended January 27, 2024, is enclosed with this Proxy Statement, but such documentation does not constitute a part of the proxy soliciting material.

Submission of Proposals for Inclusion in 2027 Proxy Materials. Proposals that shareholders intend to present at the 2027 Annual Meeting of Shareholders must be received by the Secretary of the Company on or before December 17, 2026 to be considered for inclusion in the Company's proxy materials for that meeting. Pursuant to Rule 14a-8 promulgated under the Exchange Act, proposals of shareholders intended for inclusion in the Proxy Statement for the Company's 2027 Annual Meeting of Shareholders must be received not less than 120 calendar days before the date the Company's Proxy Statement was released to shareholders in connection with the 2026 Annual Meeting of Shareholders, unless the date of the 2027 Annual Meeting of Shareholders will change by more than 30 days from the anniversary of the date of the 2026 Annual Meeting of Shareholders. In such case, the deadline for submitting a proposal is a reasonable time before the Company prints and sends the proxy materials for its 2027 Annual Meeting of Shareholders.

Advance Notice Provisions under By-laws. Shareholders who desire to propose an item of business for action at an annual meeting of shareholders (other than proposals submitted by inclusion in the Proxy Statement), including the election of a director, must follow certain procedures set forth in the Company's Amended and Restated By-laws. To be timely, written notice must be received by the Secretary of the Company no earlier than January 28, 2027 and no later than February 27, 2027. The notice should contain a brief description of the proposal and the reason for conducting such business; the name and address of the shareholder proposing such business, as it appears in the Company's books; the class and number of shares of the Company that are beneficially owned by the shareholder; and any financial interest of the shareholder in such business. Shareholders should, however, consult the Company's Amended and Restated By-laws to ensure that the specific requirements of such notice are met. A copy of the Company's Amended and Restated By-laws may be obtained by any shareholder, without charge, upon written request to the Secretary of the Company at 300 Banyan Boulevard, Suite 1101, West Palm Beach, Florida 33401. In addition to the requirements set forth in the Company's Amended and Restated By-laws, shareholders who intend to solicit proxies for nominations for election to the Board other than the Company's nominees in reliance on the universal proxy rules must also comply with the additional requirements of Rule 14a-19.

All shareholder proposals should be sent to the Company's executive offices at 300 Banyan Boulevard, Suite 1101, West Palm Beach, Florida 33401, Attention: Secretary.

Expenses of Solicitation. The Company will bear the cost of this solicitation of proxies, including the preparation, printing and mailing of proxy materials. Proxies may be solicited by directors, officers and regular employees of the Company, without compensation, in person or by mail, telephone, facsimile transmission, telephone or electronic transmission. In addition, the Company may supplement the original solicitation of proxies by mail with solicitation by telephone, telegram and other means by directors, officers and regular employees of the Company. The Company will not pay additional compensation to these individuals for any such services.

The Company will reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in forwarding proxy material to beneficial owners.

Other Matters. The Board knows of no other matters that will be brought before the Annual Meeting other than the matters referred to in this Proxy Statement. If, however, any matters properly come before the Annual Meeting, the persons named as proxies and acting thereon will have discretion to vote on those matters according to their judgment to the same extent as the person delivering the proxy would be entitled to vote.

Notice of Internet Availability of Proxy Materials

Dycom Industries, Inc.'s 2026 Proxy Statement and its 2026 Annual Report to Shareholders are available at the Company's website, *www.dycomind.com*. Please note that the other information contained in or connected to our website is not intended to be part of this Proxy Statement.

By Order of the Board,

Ryan F. Urness
Senior Vice President, General Counsel and Secretary
April 16, 2026













DYCOM®

The people connecting America®

300 Banyan Blvd, Suite 1101
West Palm Beach, FL 33401

dycomind.com
info@dycomind.com
561.627.7171